                                                     Filed pursuant to Rule 424a
                                                      Registration No. 333-87620

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued May 13, 2002

                                4,000,000 Shares

[CAL DIVE
INTERNATIONAL
LOGO]                      Cal Dive International, Inc.

                                  COMMON STOCK
                            ------------------------
CAL DIVE INTERNATIONAL, INC. IS OFFERING 4,000,000 SHARES OF ITS COMMON STOCK.
                            ------------------------
OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CDIS". ON MAY 9, 2002, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $24.93 PER SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                            ------------------------
                           PRICE $            A SHARE

                            ------------------------

                                                                UNDERWRITING
                                         PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                          PUBLIC                 COMMISSIONS               CAL DIVE
                                         --------               -------------             -----------
Per share.......................           $                        $                        $
Total...........................         $                        $                        $

Cal Dive has granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
May   , 2002.
                            ------------------------

MORGAN STANLEY                                              SALOMON SMITH BARNEY
RAYMOND JAMES                                                  SIMMONS & COMPANY
                                                                   International

May   , 2002

                          [FOLD OUT -- WITH PICTURES]

                                    [PHOTO]

                                     Q4000
A newbuild semi-submersible multi-service vessel which is custom designed for well intervention and construction tasks to 10,000 feet of water. The vessel incorporates our latest technologies, including various patented features such as the absence of lower hull cross bracing.

                                    [PHOTO]

                                   UNCLE JOHN
The UNCLE JOHN is a dynamically positioned 254 foot semi-submersible, multi-purpose support vessel with a uniquely designed derrick. The vessel is capable of providing well intervention services and supporting full field developments in the Deepwater Gulf of Mexico.

                                    [PHOTO]

                                    ECLIPSE
This large dynamically positioned monohull vessel is 370 feet long, 67 feet wide and has recently been configured into a DP DSV by installing a saturation diving system, restoring the ballast system and upgrading to DP-2. The ECLIPSE began work in March 2002.

                                    [PHOTO]

                                      ROVs
To enable us to control critical path equipment involved in our deepwater projects, we acquired Canyon in January 2002. Canyon currently owns 19 ROVs and operates eight trenching systems.

                                    [PHOTO]

                                  CAL DIVER I
We entered the saturation diving and turnkey contracting business in 1984 with the CAL DIVER I, which we custom-designed to be the first DSV with moonpool deployed saturation diving systems dedicated for use in the Gulf. This 4-point moored 196 foot vessel performs work on the Outer Continental Shelf in water depths up to 1,000 feet.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     4
Risk Factors..........................     9
Special Note Regarding Forward-Looking
  Statements..........................    12
Use of Proceeds.......................    13
Common Stock Price Range..............    13
Dividend Policy.......................    13
Capitalization........................    14
Selected Historical Financial and
  Operating Data......................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    17

                                        PAGE
                                        ----
The Industry..........................    28
Business..............................    30
Management............................    41
Description of Capital Stock..........    43
Underwriters..........................    47
Legal Matters.........................    49
Experts...............................    49
Other Matters.........................    49
Where You Can Find More Information...    50
Information Incorporated by
  Reference...........................    50
Index to Consolidated Financial
  Statements..........................   F-1

                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     In this prospectus, "Cal Dive," "we," "us," and "our" refer to Cal Dive International, Inc. and, unless otherwise stated, our subsidiaries.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus.

     We are a leading energy services company specializing in subsea construction and well operations. We operate in all water depths of the Gulf of Mexico, with services that cover the lifecycle of an offshore natural gas or oil field. We believe we have a longstanding reputation for innovation in our subsea construction techniques, equipment design and methods of partnering with customers. Our diversified fleet of 23 vessels and 19 remotely operated vehicles, or ROVs, performs services that support drilling, well completion, intervention, construction and decommissioning projects involving pipelines, production platforms, risers and subsea production systems. We also acquire interests in natural gas and oil properties and related production facilities as part of our Production Partnering business. Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

     We have positioned ourselves for work in water depths greater than 1,000 feet, referred to as the Deepwater, by assembling a technically advanced fleet of dynamically positioned, or DP, vessels and ROVs and a highly experienced group of support professionals. Our DP vessels serve as work platforms for subsea solutions we provide with our alliance partners, a group of internationally recognized contractors and manufacturers. In January 2002 we purchased Canyon Offshore, Inc., our new ROV subsidiary that offers survey, engineering, repair, maintenance and international cable burial services. We are also a leader in solving the challenges encountered in Deepwater construction, with many of our projects using methods we have developed. Most notably, the Q4000, our newest and most advanced Deepwater semi-submersible multi-service vessel, or MSV, incorporates our latest technologies, and elements of its design are patented. We anticipate that the recently delivered Q4000 will improve Deepwater well completion, intervention and construction economics for our customers. Availability of the Q4000, two other vessels that we recently purchased, the Eclipse and the Mystic Viking, as well as the soon-to-be-completed Intrepid (formerly Sea Sorceress), will enable us to offer the largest permanently deployed fleet of DP subsea construction and intervention vessels in the Gulf.

     On the Outer Continental Shelf, or OCS, in water depths up to 1,000 feet, we perform traditional subsea services, including air and saturation diving and salvage work. Our subsidiary, Aquatica, Inc., provides a full complement of services in the shallow water market from the shore to 300 feet. Through the acquisition of the assets of Professional Divers of New Orleans, Inc. in early 2001, we added important vessel and offshore personnel capacity. Fifteen of our vessels are permanently dedicated to performing traditional diving services, with another five DP vessels capable of providing such services, on the OCS. Seven of these vessels support saturation diving. We believe we are uniquely qualified to provide these services in the OCS "spot market" where projects are generally turnkey in nature, short in duration (two to 30 days) and require the availability of multiple vessels due to frequent rescheduling. The technical and operational experience of our personnel and the scheduling flexibility offered by our large fleet enable us to manage turnkey projects and to meet our customers' requirements. We have also established a leading position in the salvage market by offering customers a number of options to address their decommissioning obligations in a cost-efficient manner, particularly in the removal of smaller structures. Our alliance with Horizon Offshore, Inc. provides derrick barge and heavy lift capacity for the removal of larger structures.

     In our Production Partnering business, our subsidiary Energy Resource Technology, Inc., or ERT, acquires and produces mature, non-core offshore property interests, offering customers a cost-effective alternative to the decommissioning process required by law. ERT's reservoir engineering and geophysical expertise enabled us to acquire a working interest in Gunnison, a Deepwater Gulf oil and natural gas exploration project, in partnership with the operator, Kerr-McGee Oil & Gas Corporation. We anticipate that this investment will generate significant income for us in the future and will also help secure utilization for our subsea assets. This project has now been approved by the operator for development, and we are participating in field development planning and will collaborate with the other working interest owners in executing subsea construction work. We are in the process of expanding our Production Partnering strategy through a recently signed letter of intent to participate in the ownership of the production facility for the Marco Polo field, a Deepwater Gulf natural gas and oil exploration project operated by Anadarko Petroleum Corporation. We expect that owning this tension-leg platform, or TLP, in a 50/50 joint venture with El Paso Energy Partners, L.P. will generate income for us in the future and also provide us with additional construction work and farm-in opportunities for ERT.

     Our overall corporate goal is to increase shareholder value by strengthening our market position to provide a return that leads our Peer Group. Our return on capital employed, or ROCE, was 12% in 2001 and 16% over the past five years, which is significantly higher than our Peer Group average. We have been able to achieve our ROCE objective by focusing on the following business strengths and strategies.

OUR STRENGTHS

     Largest Fleet of DP Vessels in the Gulf. Our fleet of DP vessels and ROVs is the largest permanently deployed in the Gulf, with one of the most diverse and technically advanced collections of subsea intervention and construction capabilities. The comprehensive services provided by our DP vessels are both complementary and overlapping, enabling us to provide customers the redundancy essential for most projects, especially in the Deepwater.

     Experienced Personnel and Turnkey Contracting. A key element of our successful growth has been our ability to attract and retain experienced personnel who are among the best in the industry at providing turnkey contracting. We believe the recognized skill of our personnel and our successful operating history uniquely position us to capitalize on the trend in the oil and gas industry of increased outsourcing to contractors and suppliers.

     Major Provider of Marine Construction Services on the OCS. We believe that our expansion of Aquatica, our alliance with Horizon and our dominant position in the Gulf for saturation diving services make us the largest supplier of marine construction services on the OCS. We expect the ongoing depletion of existing reserves, coupled with growing demand for natural gas, to require increased exploitation and development of OCS reservoirs.

     Production Partnering. The strategy of ERT's natural gas and oil production business differentiates us from our competitors and helps to offset the cyclical nature of our marine construction operations. ERT's acquisition, production and exploitation programs of mature and non-core properties on the OCS should be greatly expanded by our ownership of Deepwater assets such as the Gunnison project and the Marco Polo facility.

     Leader in Decommissioning Operations. Over the last decade, we have established a leading position in decommissioning offshore facilities, particularly in the removal of the smaller structures and caissons that make up approximately half of the structures in the Gulf. We expect demand for decommissioning services to increase due to the significant backlog of platforms and caissons that must be removed in accordance with government regulations.

OUR STRATEGIES

     Focusing on the Gulf. We will continue to focus on the Gulf of Mexico, where we have provided marine construction services since 1975. We expect natural gas and oil exploration and development activity in the Gulf, particularly in the Deepwater, to increase significantly in the next several years.

     Capturing a Significant Share of the Deepwater Market. In the last 12 months, we took the opportunity to expand our fleet to service Deepwater projects by purchasing both the Mystic Viking, to replace the Balmoral Sea with more capacity, and the Eclipse, a large mono-hull vessel with significant deck load capacity. In addition, we recently took delivery of the Q4000 and are near completion of the Intrepid. When all vessels begin work, our fleet will include eight world-class DP vessels, seven of which will be based in the Gulf of Mexico. These seven vessels are the most any company has permanently deployed in the Gulf and help assure scheduling flexibility for the technological challenges of Deepwater subsea construction and well intervention. With this expanded fleet, we expect to benefit from the anticipated increase in Deepwater activity.

     In addition, through our Canyon acquisition, we now own 19 ROV systems and operate eight others. Canyon represents an integration which is consistent with our strategy of controlling all aspects along the critical path of significant projects. As marine construction support in the Gulf of Mexico moves to deeper waters, ROV systems will play an increasingly important role.

     Developing Well Operations Niche. We are employing more Deepwater assets, construction techniques and technologies focused upon servicing upstream market niches, such as: drilling support, which includes pre-setting casings, setting trees and commissioning wells; life of field services, which includes well intervention; and decommissioning and abandonment. Currently there is no cost-effective solution for subsea well operation to troubleshoot or enhance production, shift zones or perform recompletions, as all such work today must be done from drilling rigs. Examples of our strategic developments in this area include the enhanced well intervention and completion designs of the Q4000 and Uncle John.

     Building Alliances to Expand the Scope of Our Services and Technology. We have Gulf alliance agreements with the following domestic and internationally recognized contractors and manufacturers: FMC Corp., Fugro-McClelland Marine Geoscience, Inc., Horizon Offshore, Inc., Schlumberger Limited and Shell Offshore, Inc. These alliances enable us to offer state-of-the-art products and services, and allow us to provide our customers with integrated solutions designed to minimize project duration and cost.

     Maximizing the Value of Mature Natural Gas and Oil Properties. Through ERT, we offer our customers a cost-effective alternative to the decommissioning process. Utilizing the exploitation and development skills attained as a result of the acquisition of decommissioning prospects, ERT is expanding its strategy to include the acquisition of selected properties with proved undeveloped reserves. For example, in April 2002, ERT agreed to acquire East Cameron Block 374, which includes proved undeveloped reserves. Since its inception in 1992, ERT has delivered a 30% average annual return on its invested capital, in substantial part through ERT's ability to nearly replace reserves by conducting successful exploitation programs on existing properties.

     Partnering with Customers. In 2000, we expanded the ERT business strategy to Deepwater prospects through a working interest in the Gunnison project. ERT's total proved reserves at December 31, 2001 grew to 100.0 Bcfe, including 76.5 Bcfe of initial proved reserves assigned to our ownership position in Gunnison. In December 2001, we signed a letter of intent to form a 50/50 joint venture with El Paso Energy Partners, L.P. to construct, install and own a TLP production hub and associated facilities primarily for Anadarko Petroleum Corporation's Marco Polo field discovery in the Deepwater Gulf of Mexico. We expect our participation in these projects, and potentially others in the future, to contribute to future vessel utilization and increase our visibility in the market.

CORPORATE INFORMATION

     We were organized under the laws of Minnesota in 1990. Our principal executive offices are located at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas 77060, and our telephone number is (281) 618-0400.

                                  THE OFFERING

Common stock offered........................    4,000,000 shares

Common stock to be outstanding after the
offering....................................    37,285,927 shares

Use of proceeds.............................    For general corporate purposes,
                                                including repaying debt,
                                                identified capital expenditures
                                                and possible acquisitions of and
                                                investments in complementary
                                                businesses or assets.

Nasdaq National Market symbol...............    CDIS

     The common stock outstanding after the offering is based on the number of shares outstanding as of May 2, 2002 and excludes 3,328,593 shares of common stock reserved for issuance under our stock plans, of which 1,801,330 shares are issuable upon exercise of outstanding options at a weighted average price of $17.69 per share.

     In addition, we may sell up to 600,000 shares pursuant to the underwriters' over-allotment option. If the over-allotment option is exercised in full, we
will receive total net proceeds of approximately $          .

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial and operating data is qualified in its entirety by the more detailed information appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                                                                                      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues:
  Subsea and salvage......................  $ 92,860   $139,310   $128,435   $110,217   $163,740   $ 31,282   $ 44,370
  Natural gas and oil production..........    16,526     12,577     32,519     70,797     63,401     27,200      9,558
                                            --------   --------   --------   --------   --------   --------   --------
Total revenues............................   109,386    151,887    160,954    181,014    227,141     58,482     53,928
Gross profit..............................    33,685     49,209     37,251     55,369     66,911     22,258     11,118
Income from operations....................    22,489     33,408     24,024     34,569     45,586     16,651      4,812
Income before income taxes................    22,281     37,144     25,473     34,015     44,296     16,360      4,616
Net income................................    14,482     24,125     16,899     23,326     28,932     10,774      3,001
Diluted net income per share..............  $    .54   $    .81   $    .55   $    .72   $    .88   $    .33   $    .09
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.................  $ 12,842   $ 32,380   $ 11,310   $ 44,838   $ 37,123   $ 56,693   $  4,103
Restricted cash...........................       183        463      8,686      2,624         --      2,654         --
Working capital...........................    28,927     45,916     38,887     76,381     48,601     71,221     37,871
Total assets..............................   125,600    164,235    243,722    347,488    473,122    363,174    555,462
Long-term debt............................        --         --         --     40,054     98,048     40,054    163,920
Shareholders' equity......................    89,369    113,643    150,872    194,725    226,349    207,729    237,151
OTHER FINANCIAL DATA:
EBITDA(1).................................  $ 29,916   $ 45,544   $ 44,805   $ 65,085   $ 78,962   $ 26,890   $ 10,954
Depreciation and amortization.............     7,512      9,563     20,615     30,730     34,533     10,394      6,313
Capital expenditures......................    28,936     14,886     77,447     95,124    151,261     19,655     35,712
OPERATING DATA:
Number of vessels (at end of period):
  DP MSVs.................................         1          1          1          2          2          2          2
  DP DSVs.................................         3          3          4          3          6(2)       3          6(2)
  DSVs....................................         5          5          7         14         14         14         14
  Derrick barge...........................         2          2          2          1          1          1          1
                                            --------   --------   --------   --------   --------   --------   --------
      Total vessels.......................        11         11         14         20         23         20         23
Natural gas and oil properties:
  Properties acquired.....................         2          4         22          7          2         --         --
  Properties sold or abandoned............         2          2          3          2         --         --         --
      Total properties (at end of
        period)(3)........................        14         16         35         40         42         40         42
Natural gas and oil production:
  Gas (Mmcf)..............................     5,385      4,535      6,819     14,959      9,473      3,142      1,930
  Oil (MBbls).............................        51         67        339        739        743        191        163
Estimated proved reserves (at end of
  period)(4):
  Natural gas (Mmcf)......................    22,245     22,434     25,381     21,711     53,936     18,569     54,057
  Oil and condensate (MBbls)..............       200         70      1,702      1,081      7,858        890      7,702
Standardized measure of discounted future
  net cash flows(4)(5)....................  $ 19,760   $ 10,156   $ 22,843   $ 77,713   $ 21,445        N/A        N/A

------------

(1) As used herein, EBITDA represents earnings before net interest and other expense, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented here to provide additional information about our operations. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity.

(2) Includes a leased vessel which is under construction and should be available in June 2002.

(3) As of December 31, 2002, we owned (not including Gunnison) an interest in 122 gross (102 net) natural gas wells and 104 gross (79 net) oil wells located in the Gulf.

(4) The reserves assigned to Gunnison, which constitute over 75% of our reported proved reserves as of December 31, 2001 and March 31, 2002, were computed as 15% of the reserves reported by the operator. The remainder of our year-end reserves are based on annual estimates reviewed by Miller and Lents, Ltd.

(5) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before investing in our common stock. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future operating results and could result in a partial or complete loss of your investment.

OUR BUSINESS IS ADVERSELY AFFECTED BY LOW NATURAL GAS AND OIL PRICES AND BY THE CYCLICALITY OF THE NATURAL GAS AND OIL INDUSTRY.

     Our business is substantially dependent upon the condition of the natural gas and oil industry and, in particular, the willingness of natural gas and oil companies to make capital expenditures for offshore exploration, drilling and production operations. The level of capital expenditures generally depends on the prevailing view of future natural gas and oil prices, which are influenced by numerous factors affecting the supply and demand for natural gas and oil, including:

      --   worldwide economic activity,

      -- economic and political conditions in the Middle East and other oil-producing regions,

      -- coordination by the Organization of Petroleum Exporting Countries, or OPEC,

      --   the cost of exploring for and producing natural gas and oil,

      -- the sale and expiration dates of offshore leases in the United States and overseas,

      -- the discovery rate of new natural gas and oil reserves in offshore areas,

      --   technological advances,

      --   interest rates and the cost of capital,

      --   environmental regulations, and

      --   tax policies.

     The level of offshore construction activity has not increased materially despite high commodity prices in the first half of 2001 and more normalized prices in the second half of 2001 and early 2002. We cannot assure you that activity levels will increase anytime soon. A sustained period of low drilling and production activity or the return of low commodity prices would likely have a material adverse effect on our financial position and results of operations.

THE OPERATION OF MARINE VESSELS IS RISKY, AND WE DO NOT HAVE INSURANCE COVERAGE FOR ALL RISKS.

     Marine construction involves a high degree of operational risk. Hazards, such as vessels sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in marine operations. These hazards can cause personal injury or loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Damage arising from such occurrences may result in lawsuits asserting large claims. We maintain such insurance protection as we deem prudent, including Jones Act employee coverage, which is the maritime equivalent of workers' compensation, and hull insurance on our vessels. We cannot assure you that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. A successful claim for which we are not fully insured could have a material adverse effect on us. Moreover, we cannot assure you that we will be able to maintain adequate insurance in the future at rates that we consider reasonable. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. As construction activity moves into deeper water in the Gulf, construction projects tend to become larger and more complex than shallow water projects. As a result, our revenues and profits are increasingly dependent on our larger vessels. The current insurance on our vessels, in some cases, in amounts approximating book value, which is less than replacement value, against property loss due to a catastrophic marine disaster, mechanical failure or collision may not cover a substantial loss of revenues, increased costs and other liabilities, and could have a material adverse effect on our operating performance if we were to lose any of our large vessels.

OUR CONTRACTING BUSINESS DECLINES IN WINTER, AND BAD WEATHER IN THE GULF CAN ADVERSELY AFFECT OUR OPERATIONS.

     Marine operations conducted in the Gulf are seasonal and depend, in part, on weather conditions. Historically, we have enjoyed our highest vessel utilization rates during the summer and fall when weather conditions are favorable for offshore exploration, development and construction activities, and we have experienced our lowest utilization rates in the first quarter. As is common in the industry, we typically bear the risk of delays caused by some but not all adverse weather conditions. Accordingly, our results in any one quarter are not necessarily indicative of annual results or continuing trends.

IF WE BID TOO LOW ON A TURNKEY CONTRACT WE SUFFER CONSEQUENCES.

     A majority of our projects are performed on a qualified turnkey basis where described work is delivered for a fixed price and extra work, which is subject to customer approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, and the performance of others such as alliance partners. These variations and risks inherent in the marine construction industry may result in our experiencing reduced profitability or losses on projects.

ESTIMATES OF OUR NATURAL GAS AND OIL RESERVES, FUTURE CASH FLOWS AND ABANDONMENT COSTS MAY BE SIGNIFICANTLY INCORRECT.

     Our proved reserves at December 31, 2001 included the initial reserves assigned to our ownership position in Gunnison, which constitute over 75% of our reported proved reserves as of that date. The reserves assigned to Gunnison were not prepared by us or reviewed by our reservoir engineers, as we do not own the seismic data for the three fields that comprise Gunnison. Instead, they were computed as 15% of the reserves reported by the operator, Kerr-McGee Oil & Gas Corporation and we have been advised that Kerr-McGee's estimate was prepared by its internal reservoir engineering staff. This prospectus also contains estimates of our other proved natural gas and oil reserves and the estimated future net cash flows therefrom based upon reports for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, reviewed by Miller and Lents, Ltd., independent petroleum engineers. These reports rely upon various assumptions, including assumptions required by the Securities and Exchange Commission, as to natural gas and oil prices, drilling and operating expenses, capital expenditures, abandonment costs, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, these estimates are inherently imprecise. Actual future production, cash flows, development expenditures, operating and abandonment expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those estimated in these reports. Any significant variance in these assumptions could materially affect the estimated quantity and value of our proved reserves. You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate. In addition, if costs of abandonment are materially greater than our estimates, they could have an adverse effect on earnings.

THE GUNNISON PROJECT MAY NOT RESULT IN THE EXPECTED CASH FLOWS OR SUBSEA ASSET UTILIZATION WE ANTICIPATE AND COULD INVOLVE SIGNIFICANT FUTURE CAPITAL OUTLAYS.

     The Gunnison project is subject to a number of assumptions and uncertainties, including estimates of the capital outlays necessary to develop the prospect and the cash flows that we may ultimately derive. We cannot assure you that we will be able to fund all required capital outlays or that these outlays will be profitable. Moreover, although our working interest entitles us to participate in field development and planning and to collaborate with the other working interest owners in executing subsea construction work, the extent of utilization of our subsea assets for such work has not been determined. We have a synthetic lease facility to provide for the financing of our portion of the construction costs of the spar, with current commitments of $67.0 million, of which we had drawn down $12.1 million as of March 31, 2002. This facility has yet to be syndicated. We are working with the agent to modify the facility and are discussing the conversion of the facility to a term loan in a reduced amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EXPECTED CASH FLOWS FROM THE Q4000 AND INTREPID MAY NOT BE IMMEDIATE OR AS HIGH AS EXPECTED.

     The Q4000 has recently been placed into service and the Intrepid is scheduled to be placed into service during the second quarter of 2002. We will not receive any material increase in revenue or cash flow from their operation until there is significant utilization of the vessels. We cannot assure you that customer demand for these vessels will be as high as currently anticipated and, as a result, our future cash flows may be adversely affected. New vessels from third parties may also enter the market in the coming years and compete with the Q4000 and the Intrepid for contracts.

OUR NATURAL GAS AND OIL OPERATIONS INVOLVE SIGNIFICANT RISKS, AND WE DO NOT HAVE INSURANCE COVERAGE FOR ALL RISKS.

     Our natural gas and oil operations are subject to risks incident to the operation of natural gas and oil wells, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to us. We maintain insurance against some, but not all, of the risks described above.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The business in which we operate is highly competitive. Several of our competitors are substantially larger and have greater financial and other resources than we have. If other companies relocate or acquire vessels for operations in the Gulf, levels of competition may increase and our business could be adversely affected.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY EMPLOYEES, OR OUR FAILURE TO ATTRACT AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE, COULD DISRUPT OUR OPERATIONS AND ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our industry has lost a significant number of experienced subsea people over the years due to, among other reasons, the volatility in commodity prices. Our continued success depends on the active participation of our key employees. The loss of our key people could adversely affect our operations. We believe that our success and continued growth are also dependent upon our ability to attract and retain skilled personnel. We believe that our wage rates are competitive; however, unionization or a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in the wage rates we pay, or both. If either of these events occurs for any significant period of time, our revenues and profitability could be diminished and our growth potential could be impaired.

IF WE FAIL TO EFFECTIVELY MANAGE OUR GROWTH, OUR RESULTS OF OPERATIONS COULD BE HARMED.

     We have a history of growing through acquisitions of large assets and acquisitions of companies. We must plan and manage our acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to effectively manage current and future acquisitions, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business.

WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IN RESPONSE TO CHANGES IN GOVERNMENT REGULATIONS.

     Our subsea construction, intervention, inspection, maintenance and decommissioning operations and our natural gas and oil production from offshore properties, including decommissioning of such properties, are subject to and affected by various types of government regulation, including numerous federal, state and local environmental protection laws and regulations. These laws and regulations are becoming increasingly complex, stringent and expensive, and significant fines and penalties may be imposed for noncompliance. We cannot assure you that continued compliance with existing or future laws or regulations will not adversely affect our operations.

CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND MINNESOTA LAW MAY DISCOURAGE A THIRD PARTY FROM MAKING A TAKEOVER PROPOSAL.

     Our board of directors has the authority, without any action by our shareholders, to fix the rights and preferences on up to 5,000,000 shares of undesignated preferred stock, including dividend, liquidation and voting rights. In addition, our bylaws divide the board of directors into three classes. We are also subject to certain anti-takeover provisions of the Minnesota Business Corporation Act. We also have employment contracts with all of our senior officers which require cash payments in the event of a "change of control." Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the board of directors and could result in shareholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference include certain statements that may be deemed "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these statements by forward-looking words such as "anticipate," "believe," "budget," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future financial position or results of operations or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict or control accurately. The factors listed under "Risk Factors" provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of the 4,000,000 shares of common stock in this offering will be approximately $95 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming a public offering price of $24.93 per share.

     We expect to use the net proceeds from the offering for general corporate purposes, including repaying debt, identified capital expenditures and possible acquisitions of and investments in complementary businesses or assets. We currently have no agreement or understanding regarding any acquisition or investment. Pending these uses, we intend to invest the net proceeds from the offering in short-term instruments or apply them to reduce borrowings under our revolving credit facility. This facility, which matures in February 2005, is collateralized by accounts receivable and most of the vessel fleet and bears interest at LIBOR plus 125-250 basis points depending on our leverage ratios. As of April 30, 2002, the interest rate under the revolving credit facility was 4.5%. For risks associated with our use of proceeds, see "Risk Factors."

                            COMMON STOCK PRICE RANGE

     Our common stock is traded on the Nasdaq National Market under the symbol "CDIS." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock:

                                                               COMMON STOCK
                                                                   PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
CALENDAR YEAR 2000
  First quarter.............................................  $25.38   $18.00
  Second quarter............................................   27.09    23.03
  Third quarter.............................................   28.75    24.13
  Fourth quarter............................................   26.63    19.63
CALENDAR YEAR 2001
  First quarter.............................................  $31.00   $22.00
  Second quarter............................................   30.66    21.88
  Third quarter.............................................   23.04    15.98
  Fourth quarter............................................   25.86    16.01
CALENDAR YEAR 2002
  First quarter.............................................  $25.20   $20.50
  Second quarter (through May 9, 2002)......................  $27.22   $24.93

     The prices for periods prior to November 13, 2000 have been adjusted to give retroactive effect to a 2-for-1 stock split as of that date. On May 9, 2002, the closing sale price of our common stock on the Nasdaq National Market was $24.93 per share. As of March 31, 2002, there were an estimated 3,971 beneficial holders of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, for the future operation and growth of our business. In addition, our financing arrangements prohibit the payment of cash dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our cash position and capitalization as of March 31, 2002 on both an actual basis and an as adjusted basis to give effect to our sale in this offering of 4,000,000 shares of common stock at an assumed public offering price of $24.93 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds of this offering of $95 million. You should read this information in conjunction with our consolidated financial statements and the related notes thereto beginning on page F-1 of this prospectus.

                                                               AS OF MARCH 31, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  4,103    $ 53,241
                                                              ========    ========
Short-term debt.............................................  $  4,550    $  4,550
                                                              --------    --------
Revolving credit facility...................................    45,862          --
MARAD debt..................................................   112,661     112,661
Other long-term debt........................................     5,397       5,397
                                                              --------    --------
  Total long-term debt......................................   163,920     118,058
                                                              --------    --------
     Total debt.............................................   168,470     122,608
Shareholders' equity:
  Common stock, no par value; 120,000 shares authorized;
     46,837 shares issued, actual; 50,837 shares issued, as
     adjusted...............................................   104,332     199,332
  Retained earnings.........................................   136,571     136,571
  Treasury stock, 13,602 shares.............................    (3,752)     (3,752)
                                                              --------    --------
       Total shareholders' equity...........................   237,151     332,151
                                                              --------    --------
            Total capitalization............................  $405,621    $454,759
                                                              ========    ========

     The information set forth above does not include an aggregate of 3,328,593 shares of common stock reserved for issuance under our stock plans of which 1,801,330 shares of common stock are issuable upon exercise of outstanding stock options at a weighted average price of $17.69 per share and assumes no exercise of the underwriters' over-allotment option. The table above also does not include $12.1 million of project financing guaranteed by Cal Dive with respect to the Gunnison project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The historical financial data presented in the table below for and at the end of each of the years in the five-year period ended December 31, 2001 are derived from our consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. The historical financial data presented in the table below for and at the end of each of the three-month periods ended March 31, 2002 and 2001 are derived from our unaudited consolidated condensed financial statements. In the opinion of our management, such unaudited consolidated condensed financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be achieved for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

                                                                                                      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues:
  Subsea and salvage......................  $ 92,860   $139,310   $128,435   $110,217   $163,740   $ 31,282   $ 44,370
  Natural gas and oil production..........    16,526     12,577     32,519     70,797     63,401     27,200      9,558
                                            --------   --------   --------   --------   --------   --------   --------
Total revenues............................   109,386    151,887    160,954    181,014    227,141     58,482     53,928
                                            --------   --------   --------   --------   --------   --------   --------
Cost of sales:
  Subsea and salvage......................    67,538     93,607    103,113     94,104    127,047     25,170     37,690
  Natural gas and oil production..........     8,163      9,071     20,590     31,541     33,183     11,054      5,120
                                            --------   --------   --------   --------   --------   --------   --------
Gross profit..............................    33,685     49,209     37,251     55,369     66,911     22,258     11,118
                                            --------   --------   --------   --------   --------   --------   --------
Selling and administrative expenses:
  Subsea and salvage......................     8,911     14,312      9,504     13,930     15,044      3,090      5,214
  Natural gas and oil production..........     2,285      1,489      3,723      6,870      6,281      2,517      1,092
                                            --------   --------   --------   --------   --------   --------   --------
Income from operations....................    22,489     33,408     24,024     34,569     45,586     16,651      4,812
Other income and expenses:
  Equity in earnings of Aquatica..........        --      2,633        600         --         --         --         --
  Net interest (income) expense and
    other.................................       208     (1,103)      (849)       554      1,290        291        196
                                            --------   --------   --------   --------   --------   --------   --------
Income before income taxes................    22,281     37,144     25,473     34,015     44,296     16,360      4,616
Provision for income taxes................     7,799     13,019      8,465     11,555     15,504      5,726      1,615
Minority interest.........................        --         --        109       (866)      (140)      (140)        --
                                            --------   --------   --------   --------   --------   --------   --------
Net income................................  $ 14,482   $ 24,125   $ 16,899   $ 23,326   $ 28,932   $ 10,774   $  3,001
                                            ========   ========   ========   ========   ========   ========   ========
Net income per share:
  Basic...................................  $    .56   $    .83   $    .56   $    .74   $    .89   $    .33   $    .09
  Diluted.................................       .54        .81        .55        .72        .88        .33        .09
Weighted average common shares
  outstanding:
  Basic...................................    25,766     29,098     30,016     31,588     32,449     32,308     32,648
  Diluted.................................    26,626     29,928     30,654     32,341     33,055     33,072     32,932
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents...............  $ 12,842   $ 32,380   $ 11,310   $ 44,838   $ 37,123   $ 56,693   $  4,103
  Restricted cash.........................       183        463      8,686      2,624         --      2,654         --
  Working capital.........................    28,927     45,916     38,887     76,381     48,601     71,221     37,871
  Total assets............................   125,600    164,235    243,722    347,488    473,122    363,174    555,462
  Long-term debt..........................        --         --         --     40,054     98,048     40,054    163,920
  Shareholders' equity....................    89,369    113,643    150,872    194,725    226,349    207,729    237,151
OTHER FINANCIAL DATA:
  EBITDA(1)...............................  $ 29,916   $ 45,544   $ 44,805   $ 65,085   $ 78,962   $ 26,890   $ 10,954
  Depreciation and amortization...........     7,512      9,563     20,615     30,730     34,533     10,394      6,313
  Capital expenditures....................    28,936     14,886     77,447     95,124    151,261     19,655     35,712
  Net cash provided by (used in):
    Operating activities..................    22,294     35,697     25,499     53,701     89,107     40,467    (10,646)
    Investing activities..................   (28,288)   (16,491)   (48,612)   (77,994)  (157,825)   (30,403)   (85,451)
    Financing activities..................    18,815        149      2,043     57,821     61,003      1,791     63,077

                                                                                                      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Number of vessels (at end of period):
  DP MSVs.................................         1          1          1          2          2          2          2
  DP DSVs.................................         3          3          4          3          6(2)       3          6(2)
  DSVs....................................         5          5          7         14         14         14         14
  Derrick barge...........................         2          2          2          1          1          1          1
                                            --------   --------   --------   --------   --------   --------   --------
      Total vessels.......................        11         11         14         20         23         20         23
Natural gas and oil properties:
  Properties acquired.....................         2          4         22          7          2         --         --
  Properties sold or abandoned............         2          2          3          2         --         --         --
      Total properties (at end of
        period)(3)........................        14         16         35         40         42         40         42
Natural gas and oil properties:
  Gas (Mmcf)..............................     5,385      4,535      6,819     14,959      9,473      3,142      1,930
  Oil (MBbls).............................        51         67        339        739        743        191        163
Estimated proved reserves (at end of
  period)(4):
  Natural gas (Mmcf)......................    22,245     22,434     25,381     21,711     53,936     18,569     54,057
  Oil and condensate (MBbls)..............       200         70      1,702      1,081      7,858        890      7,702
Standardized measure of discounted future
  net cash flows(4)(5)....................  $ 19,760   $ 10,156   $ 22,843   $ 77,713   $ 21,445        N/A        N/A

------------

(1) As used herein, EBITDA represents earnings before net interest and other expense, taxes, depreciation and amortization. EBITDA is frequently used by security analysts and is presented here to provide additional information about our operations. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a better measure of liquidity.

(2) Includes a leased vessel which is under construction and should be available in June 2002.

(3) As of December 31, 2002, we owned (excluding our interest in Gunnison) an interest in 122 gross (102 net) natural gas wells and 104 gross (79 net) oil wells located in the Gulf.

(4) The reserves assigned to Gunnison, which constitute over 75% of our reported proved reserves as of December 31, 2001 and March 31, 2002, were computed as 15% of the reserves reported by the operator. The remainder of our year-end reserves are based on annual estimates reviewed by Miller and Lents, Ltd.

(5) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Natural gas and oil prices, the offshore mobile rig count, and Deepwater construction activity are three of the primary indicators we use to forecast the future performance of our business. Our construction services generally follow successful drilling activities by six to eighteen months on the OCS and twelve months or longer in the Deepwater arena. The level of drilling activity is related to both short- and long-term trends in natural gas and oil prices. In the second quarter of 1999, oil prices reached their highest levels since the Gulf War and natural gas prices reached $10.00 per Mcf in early 2001, pushing offshore mobile rig utilization rates back to virtually full utilization. However, a slowing world economy and record levels of natural gas in storage drove oil and gas prices down throughout 2001, resulting in offshore mobile rig utilization rates dropping to approximately 70%. Our primary leading indicator, the number of offshore mobile rigs contracted, is currently at approximately 120 rigs employed in the Gulf of Mexico, compared to 180 during the first quarter of 2001. The Deepwater Gulf is principally being developed for oil, with the complexity of developing these reservoirs resulting in significant lead times to first production. We are currently tracking 30 fields that we expect will come into our service market, completion and production, principally in the years 2003 and 2004. We have aggressively moved to assemble a world-class fleet of seven DP subsea construction and well intervention vessels as we do not believe that there will be enough marine construction capacity to handle this demand.

     Product prices impact our natural gas and oil operations in several respects. We seek to acquire producing natural gas and oil properties that are generally in the later stages of their economic life. The sellers' potential abandonment liabilities are a significant consideration with respect to the offshore properties we have purchased to date. Although higher natural gas prices tend to reduce the number of mature properties available for sale, these higher prices typically contribute to improved operating results for ERT, such as in 2000 and the first half of 2001. In contrast, lower natural gas prices, as experienced in early 1999 and late 2001, typically contribute to lower operating results for ERT and a general increase in the number of mature properties available for sale. We have expanded the scope of our gas and oil operations by taking a working interest in Gunnison, a Deepwater Gulf development of Kerr-McGee Oil & Gas Corporation which has discovered significant reserves. We are also expanding our Deepwater hub strategy through our recently signed letter of intent to participate in the ownership of the Marco Polo production facility.

     Vessel utilization is historically lower during the first quarter due to winter weather conditions in the Gulf. Accordingly, we plan our drydock inspections and other routine and preventive maintenance programs during this period. During the first quarter, a substantial number of our customers finalize capital budgets and solicit bids for construction projects. The bid and award process during the first two quarters typically leads to the commencement of construction activities during the second and third quarters. As a result, we have historically generated up to 65% of our marine contracting revenues in the last six months of the year. Our operations can also be severely impacted by weather during the fourth quarter. Our salvage barge, which has a shallow draft, is particularly sensitive to adverse weather conditions, and its utilization rate tends to be lower during such periods. To minimize the impact of weather conditions on our operations and financial condition, we began operating DP vessels and expanded into the acquisition of natural gas and oil properties. The unique station-keeping ability offered by DP enables these vessels to operate throughout the winter months and in rough seas. Operation of natural gas and oil properties and production facilities tends to offset the impact of weather since the first and fourth quarters are typically periods of high demand and strong prices for natural gas. Due to this seasonality, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

     The following table sets forth for the periods presented average U.S. natural gas prices, our equivalent natural gas production, the average number of offshore rigs under contract in the Gulf, the number of platforms installed and removed in the Gulf and the vessel utilization rates for each of the major categories of our fleet.

                                                 1999                                2000                            2001
                                   ---------------------------------   ---------------------------------   ------------------------
                                     Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2       Q3
                                   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
U.S. natural gas prices(1).......  $ 1.80   $ 2.22   $ 2.53   $ 2.45   $ 2.52   $ 3.47   $ 4.27   $ 5.29   $ 7.09   $ 4.67   $ 2.88
ERT natural gas and oil
 production
 (Mmcfe).........................   1,488    1,803    2,777    2,786    3,321    4,169    4,271    3,725    4,290    3,552    3,289
Rigs under contract in the
 Gulf(2).........................     121      115      126      146      148      160      175      178      182      189      165
Platform installations(3)........      12       13       13       16        9       19       27       19       12       19       20
Platform removals(3).............       2       20       40       15       --       25       61        7       13       11       19
Our average vessel utilization
 rate:(4)
 DP..............................      70%      49%      82%      69%      71%      38%      45%      56%      61%      76%      85%
 Saturation DSV..................      54       69       79       65       57       57       78       60       72       67       82
 Surface diving..................      63       69       78       51       31       58       55       57       61       81       72
 Derrick barge...................      40       68       83       50        8       41       53       59       30       54       67

                                    2001     2002
                                   ------   ------
                                     Q4       Q1
                                   ------   ------
U.S. natural gas prices(1).......  $ 2.45   $ 2.32
ERT natural gas and oil
 production
 (Mmcfe).........................   2,797    2,918
Rigs under contract in the
 Gulf(2).........................     125      122
Platform installations(3)........      11      N/A
Platform removals(3).............      16        4
Our average vessel utilization
 rate:(4)
 DP..............................      95%      92%
 Saturation DSV..................      91       45
 Surface diving..................      60       58
 Derrick barge...................      47       --

------------

(1) Average of the monthly Henry Hub cash prices per Mcf, as reported in Natural Gas Week.

(2) Average monthly number of rigs contracted, as reported by Offshore Data Services.

(3) Source: Offshore Data Services; installation and removal of platforms with two or more piles in the Gulf.

(4) Average vessel utilization rate is calculated by dividing the total number of days the vessels in this category generated revenues by the total number of days in each quarter (excluding Aquatica vessels in 1999). During the second quarter of 1999, the Uncle John spent 30 days in drydock undergoing thruster work and inspections. During the second quarter of 2000, the Uncle John spent 47 days in drydock for engine replacement and inspections and the Witch Queen spent 41 days in drydock undergoing regulatory inspections. During the third quarter of 2000, these vessels were out for a combined 105 days for the same reasons.

CRITICAL ACCOUNTING POLICIES

     Our results of operations and financial condition, as reflected in the accompanying financial statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, changing capital market conditions and other factors which could affect the ongoing viability of our business segments and/or our customers. We believe the most critical accounting policies in this regard are the estimation of revenue allowance on gross amounts billed and evaluation of recoverability of property and equipment and goodwill balances. While these issues require us to make judgments that are somewhat subjective, they are generally based on a significant amount of historical data and current market data. Another area which requires us to make subjective judgments is that of revenue recognition. Our revenues are derived from billings under contracts, which are typically of short duration, that provide for either lump-sum turnkey charges or specific time, material and equipment charges which are billed in accordance with the terms of such contracts. We recognize revenue as it is earned at estimated collectible amounts. Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined.

     ERT acquisitions of producing offshore properties are recorded at the value exchanged at closing together with an estimate of its proportionate share of the undiscounted decommissioning liability assumed in the purchase based upon its working interest ownership percentage. In estimating the decommissioning liability assumed in offshore property acquisitions, we perform detailed estimating procedures, including engineering studies. We follow the successful efforts method of accounting for our interests in natural gas and oil properties. Under the successful efforts method, the costs of successful wells and leases containing productive reserves are capitalized. Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

     In March 2002 and April 2002, ERT entered into swap contracts that require payments to, or receipts from, an energy trading company based on the difference between a fixed and a variable price for a

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

commodity. The payments under these contracts will be based on 1,464,000 Mmcf of natural gas at a fixed price of $3.46/Mcf over six months and 100,800 Bbls of oil at an average fixed price of $25.87/Bbl over six months. We believe these levels represent approximately one-third of ERT's production over the next six months. Under SFAS No. 133, we account for these transactions as speculative and record the transactions as assets or liabilities, as applicable, and record any gain or loss on settled transactions, and the change in market value, of unsettled positions at the end of each reporting period in our consolidated statement of operations. The impact of the swap contracts for the quarter ended March 31, 2002 was immaterial to the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, which supersedes Accounting Principles Board, or APB, Opinion No. 16, Business Combinations. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The provisions of SFAS 141 are effective for transactions accounted for using the purchase method completed after June 30, 2001. The only business combination we completed subsequent to June 30, 2001 was our acquisition of Canyon in January 2002 which was accounted for using the purchase method in accordance with SFAS 141.

     In July 2001, the FASB also issued SFAS No. 142, Goodwill and Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS 142, which is effective for 2002, applies to goodwill and intangible assets arising from transactions completed before and after the statement's effective date. We adopted this standard effective January 1, 2002, the effect of which was immaterial to our financial position and results of operations.

     In July 2001, the FASB released SFAS No. 143, Accounting for Asset Retirement Obligations, which we are required to adopt no later than January 1, 2003. SFAS 143 addresses the financial accounting and reporting obligations and retirement costs related to the retirement of tangible long-lived assets. We are currently reviewing the provisions of SFAS 143 to determine the standard's impact, if any, on our financial statements upon adoption. Among other things SFAS 143 will require oil and gas companies to reflect decommissioning liabilities on the face of the balance sheet, which ERT has done since inception on an undiscounted basis.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for us beginning January 1, 2002. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions relating to the disposal of a segment of a business of APB Opinion No. 30. We adopted this standard effective January 1, 2002, the effect of which was immaterial to our financial position and results of operations.

RESULTS OF OPERATIONS

  COMPARISON OF THREE MONTHS ENDED MARCH 31, 2002 AND 2001

     Revenues. During the three months ended March 31, 2002, our revenues decreased 8% to $53.9 million compared to $58.5 million for the three months ended March 31, 2001. The decrease was attributable to the Natural Gas and Oil Production segment, offset partially by the contributions from Canyon, which we acquired January 4, 2002. Subsea and Salvage segment revenue increased $13.1 million to $44.4 million in the first quarter of 2002 compared to $31.3 million for the comparable prior-year period due mainly to Canyon's $11.4 million of revenue and the introduction of the Eclipse.

     Natural Gas and Oil Production revenue for the three months ended March 31, 2002 decreased $17.6 million to $9.6 million from $27.2 million during the comparable prior year period. The decrease was due to a decline in our average realized commodity prices from $6.00 per Mcfe ($6.50 per Mcf of natural gas and $27.30 per barrel of oil) in the first quarter of 2001 to $2.86 per Mcfe ($2.55 per Mcf of natural gas and $20.44 per barrel of oil) in the first quarter of 2002 coupled with lower levels of production (2.9 Bcfe in the first quarter of 2002, versus 4.3 Bcfe in the comparable quarter of
2001).

     Gross Profit. Gross profit of $11.1 million for the first quarter of 2002 represented a 50% decrease compared to the $22.3 million recorded in the comparable prior year period due mainly to the revenue decrease in Natural Gas and Oil Production described above. Natural Gas and Oil Production gross profit decreased $11.7 million from $16.1 million in the first quarter of 2001 to $4.4 million for the three months ended March 31, 2002, due to the decreases in average natural gas prices and production described above.

     Gross margins also declined from 38% during the first quarter of 2001 to 21% during the first quarter of 2002. The gross margin decrease was due mainly to Natural Gas and Oil Production margins declining 13 points to 46% for the three months ended March 31, 2002 from 59% during the comparable prior year period due to the natural gas price decline discussed above. Gross margins for Subsea and Salvage also decreased from 20% during the first quarter of 2001 to 15% for the first quarter of 2002 due primarily to low margins on the Nansen/Boomvang project, which included a high level of pass-through revenues, and softened demand for services on the OCS during the first quarter 2002 compared to the comparable quarter in 2001.

     Selling and Administrative Expenses. Selling and administrative expenses were $6.3 million in the first quarter of 2002, which is 12% more than the $5.6 million incurred in the first quarter of 2001 due to the addition of Canyon's selling and administrative expenses.

     Net Interest (Income) Expense and Other. We reported net interest expense and other of $196,000 for the three months ended March 31, 2002, compared to the $291,000 recorded for the three months ended March 31, 2001. We capitalized $1.3 million of interest during the first quarter of 2002 compared to $100,000 capitalized during the first quarter of 2001, which relates to construction of the Q4000 and the Intrepid conversion.

     Income Taxes. Income taxes decreased to $1.6 million for the three months ended March 31, 2002 compared to $5.7 million in the comparable prior year period due to decreased profitability. Our effective tax rate was 35% for the three months ended March 31, 2002 and 2001.

     Net Income. Net income of $3.0 million for the three months ended March 31, 2002 was $7.8 million, or 72%, less than the comparable period in 2001 as a result of the factors described above.

  COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

     Revenues. During the year ended December 31, 2001, our revenues increased 25% to $227.1 million compared to $181.0 million for the year ended December 31, 2000 with the Subsea and Salvage segment contributing all of the increase. Aquatica revenues increased 80% to $37.0 million for 2001 from $20.6 million in the prior year due, in part, to added capacity as a result of our acquisition of Professional Divers in February 2001 and improved OCS activity. Revenues generated from our DP fleet increased 54% to $79.3 million during 2001 compared to $51.4 million in 2000 due mainly to vessel utilization improving from 56% during 2000 to 87%. This increased utility reflects our improved market share, an expansion in the scope of Deepwater services provided and expansion into Mexico and Trinidad.

     Natural Gas and Oil Production revenue for the year ended December 31, 2001 decreased 10% to $63.4 million from $70.8 million during the prior year due to a 10% decrease in production from 15.5 Bcfe in 2000 compared to 13.9 Bcfe during 2001. ERT received an average of $4.44 per Mcf for natural gas and $24.54 per barrel for oil during 2001 compared to $4.04 per Mcf and $28.91 per barrel in 2000. Oil and condensate represented 30% of ERT's revenues in 2001 versus 27% in 2000.

     Gross Profit. Gross profit of $66.9 million for the year ended December 31, 2001 was 21% better than the $55.4 million gross profit recorded in the prior year, with Subsea and Salvage contracting gross profit providing all of the increase and offsetting a $9.1 million decline in Natural Gas & Oil Production gross profit. Subsea and Salvage margins improved from 15% for the year ended December 31, 2000 to 22% during the year ended December 31, 2001 due mainly to the increase in utilization resulting from increased marine construction activity, even though we earned only 5% margins on $15 million of revenues related to our work on the Nansen/Boomvang field that was mostly pass-through revenue.

     Natural Gas and Oil Production gross profit decreased $9.1 million to $30.2 million for the year ended December 31, 2001 from $39.3 million in the year ended December 31, 2000 due mainly to the 10% decline in production described above, higher amortization rates in 2001 than 2000 and $1.0 million of accounts receivable exposure related to the Enron bankruptcy.

     Selling and Administrative Expenses. Selling and administrative expenses were $21.3 million in 2001, which is a 3% increase from the $20.8 million incurred during 2000. These expenses as a percentage of total revenues decreased to 9% in 2001 from 11% in 2000 principally as a result of increased revenues and cost controls.

     Net Interest (Income) Expense and Other. We reported net interest expense and other of $1.3 million for the year ended December 31, 2001 in contrast to $554,000 for the prior year as average cash balances, net of MARAD financing, declined during 2001 as compared to 2000 due mainly to costs associated with construction of the Q4000 and the Intrepid conversion.

     Income Taxes. Income taxes increased to $15.5 million for the year ended December 31, 2001, compared to $11.6 million in the prior year due to increased profitability. Federal income taxes were provided at the statutory rate of 35% in 2001. However, our deduction of Q4000 construction costs as research and development expenditures for federal tax purposes resulted in our paying no federal income taxes in 2001 and 2000. Since the deduction of Q4000 construction costs affects financial and taxable income in different years, the entire 2001 and 2000 provisions for federal taxes were reflected as deferred income taxes. In addition, the balance sheet includes a $10.0 million income tax receivable as of December 31, 2000 which reflects our amending prior year tax returns to reflect the deduction of Q4000 construction costs. Tax refunds in this amount were received in January 2001.

     Net Income. Net income of $28.9 million for the year ended December 31, 2001 was $5.6 million, or 24%, more than 2000 as a result of factors described above.

  COMPARISON OF YEARS ENDED DECEMBER 31, 2000 AND 1999

     Revenues. During the year ended December 31, 2000, our revenues increased 12% to $181.0 million compared to $161.0 million for the year ended December 31, 1999, with Natural Gas and Oil Production contributing all of the increase. Revenue for Subsea and Salvage decreased from $128.4 million to $110.2 million. Subsea and Salvage contracting revenues include almost $17.1 million of revenues from the addition of the DP vessel Cal Dive Aker Dove and the acquisition of the 55% of Aquatica not previously owned.

     Exclusive of these new assets, Subsea and Salvage contributed $35.3 million less in 2000 than it did in 1999, due primarily to the weak Gulf construction market in 2000 and eight vessels being out of service during the first half of 2000 for a combined 416 days for U.S. Coast Guard and American Bureau of Shipping, or ABS, inspections and two major DP vessels being out of service a combined total of 105 days during the third quarter of 2000. This compares to three vessels being out of service for a combined 113 days during 1999. In addition, the 2000 salvage market was slower than anticipated as producers retained ownership to take advantage of the high commodity prices. As a result, revenues from our barge operations, which include the subcontract of Horizon derrick and pipelay barges, were only $12.5 million during 2000 or two-thirds of the prior year. Margins also suffered as a result of reduced demand.

     Natural Gas and Oil Production revenue for 2000 increased 118% to $70.8 million from $32.5 million during the prior year due to a 74% increase in production from 8.9 Bcfe to 15.5 Bcfe. Production grew as a result of the acquisition of interests in six offshore blocks from EEX Corporation during the first quarter as well as additional production derived from 1999 property acquisitions, involving a total of 20 offshore blocks, and the 1999 well exploitation program. In addition, we realized an average gas price of $4.03 per Mcfe in

2000, an increase of $1.68, or 71%, over 1999. Oil prices averaged over $29.00 per barrel and oil production represented 27% of gas and oil revenues in 2000.

     Gross Profit. Gross profit of $55.4 million for 2000 was 49% greater than the $37.3 million gross profit recorded in the comparable prior year period due mainly to the revenue improvement as well as an eight point improvement in margins to 31% in 2000 versus 23% in the prior year. Subsea and Salvage margins declined from 20% for 1999 to 15% for 2000 due partly to the weak market and the additional vessels out of service for regulatory inspections and upgrades. While Aquatica margins remained at roughly the consolidated average of 30%, those of the larger vessels that work from 300 feet out into the Deepwater declined by seven percentage points from the prior year. The Cal Dive Aker Dove accounted for more than half of the year-over-year decline in the gross profit generated by our DP fleet. The operating loss of this vessel was due to low utilization in 2000 and to the sale/leaseback structure whereby financing cost was reported above the line as a charter cost.

     Natural Gas and Oil Production gross profit increased $27.4 million from $11.9 million in 1999 to $39.3 million for 2000 (and margins improved from 37% to 55%) due to the production and commodity pricing improvements described above.

     Selling and Administrative Expenses. Selling and administrative expenses were $20.8 million in 2000, a 57% increase over the $13.2 million incurred in 1999 due mainly to improved operating results for ERT, whose incentive plan tracks its operating results, which represented a $3.1 million increase, and to the consolidation of Aquatica, which represented a $1.4 million increase. The remainder of the increase is due to the addition of personnel to the newly formed Well Operations Group to meet the anticipated demand for our services in the Deepwater market.

     Net Interest (Income) Expense and Other. We reported net interest expense and other of $554,000 for 2000 in contrast to $849,000 of net interest income for 1999 as average cash balances declined during 2000 as compared to 1999. This decrease was due mainly to our capital program, primarily the Q4000 vessel construction, combined with the recording of goodwill amortization expense beginning in August 1999 upon acquiring the 55% of Aquatica that we did not already own. Minority interest included $866,000 in 2000 compared to a $109,000 reduction in 1999 due to the losses recorded in 2000 by the Cal Dive Aker Dove, a vessel which was jointly owned with Aker Maritime.

     Income Taxes. Income taxes increased to $11.6 million for 2000, compared to $8.5 million in the prior year due to increased profitability. Federal income taxes were provided at 34% in 2000, slightly below the statutory rate of 35%.

     Net Income. Net income of $23.3 million for 2000 was $6.4 million, or 38%, more than 1999 as a result of factors described above. Diluted earnings per share increased 31%, reflecting 696,000 shares issued to acquire the 55% of Aquatica that we did not already own in the third quarter of 1999 and the 610,000 shares we sold in conjunction with a public offering of shares by a former significant shareholder during the third quarter of 2000.

LIQUIDITY AND CAPITAL RESOURCES

     During the three years following our initial public offering in 1997, our internally generated cash flow funded approximately $164 million of capital expenditures and enabled us to remain essentially debt-free. During the third quarter of 2000 we closed a $138.5 million long-term MARAD financing for construction of the Q4000, and we have drawn $114.5 million on this facility through March 31, 2002. This U.S. government-guaranteed financing is pursuant to Title XI of the Merchant Marine Act of 1936, which is administered by the Maritime Administration. In January 2002, the Maritime Administration agreed to expand the facility to $160 million to include the modifications to the vessel which had been approved during 2001. Through March 31, 2002, we have funded over $158 million of the vessel's $182 million budgeted construction costs. Significant internally generated cash flow during 2001, coupled with the collection of a $10 million tax refund, enabled us to acquire the Mystic Viking, the Eclipse and Professional Divers, while maintaining cash balances of $37.1 million as of December 31, 2001. In January 2002, we purchased Canyon, a supplier of ROVs and robotics to the offshore construction and telecommunications industries. We purchased approximately 85% of

Canyon's stock for cash of $52.9 million, the assumption of $9.0 million of Canyon debt, offset by $3.1 million of cash acquired, and 181,000 shares of our common stock, 143,000 shares of which we purchased during the fourth quarter of 2001. We committed to purchase the remaining 15% for cash at a price to be determined by Canyon's performance during the years 2002 through 2004, a portion of which could be compensation expense. These remaining shares have been classified as redeemable stock in subsidiary in the accompanying balance sheet and will be adjusted to their estimated redemption value at each reporting period prior to redemption based on Canyon's performance. As of April 30, 2002, we had $114.5 million of debt outstanding under the MARAD facility and $39.5 million of debt outstanding under our $60 million revolving credit facility. In addition, as of April 30, 2002, we, through a special purpose entity, had drawn $13.6 million on a project financing facility covering our share of costs for the construction of the spar production facility at Gunnison. We believe that internally-generated cash flow, borrowings under existing credit facilities and use of project financings along with other debt and equity alternatives will provide the necessary capital to achieve our planned growth.

     Operating Activities. Net cash used in operating activities was $10.6 million during the three months ended March 31, 2002, as compared to net cash provided by operating activities of $40.5 million during the first three months of 2001. This decrease was due mainly to decreased profitability, collection of a $10 million tax refund during the first quarter of 2001 from the Internal Revenue Service relating to the deduction of Q4000 construction costs as research and development expenditures for federal tax purposes, as well as a $25.3 million decrease in accounts payable/accrued liabilities during the first quarter of 2002 resulting primarily from timing of payments on the Nansen/Boomvang project and continued payments for the vessels under construction.

     Net cash provided by operating activities was $89.1 million during the year ended December 31, 2001, as compared to $53.7 million during 2000. This increase was due mainly to increased profitability and collection of the $10 million tax refund referred to above. Timing of accounts payable payments provided $22.3 million of the increase due mainly to expenses accrued at December 31, 2001 relating to our work on the Nansen/ Boomvang field which carries a large component of pass-through costs. This project also accounted for the significant increase in unbilled revenue at December 31, 2001 ($10.7 million versus $1.9 million at December 31, 2000), as the next scheduled invoicing milestone was achieved in January 2002. This was offset by a $20.3 million decrease in funding from accounts receivable collections during 2001 compared to 2000 as we have extended payment terms to Horizon. In addition, depreciation and amortization increased $3.8 million to $34.5 million for 2001 due mainly to the depreciation of newly acquired vessels in service.

     Net cash provided by operating activities was $53.7 million in 2000, as compared to $25.5 million in 1999. This increase was mainly due to increased profitability as well as $23.6 million from the collection of accounts receivable during 2000 as we collected all amounts due on the EEX Cooper abandonment project (the largest contract in our history) during the first quarter. In addition, depreciation and amortization increased $10.1 million to $30.7 million for 2000 due mainly to ERT depletion associated with increased production levels. These increases, along with the deferred tax increase described above, were partially offset by a $22.2 million reduction in the level of funding from accounts payable and accrued liabilities in 2000 compared to 1999. The 1999 levels increased primarily as a result of year-end accruals with respect to the Q4000 construction project and the EEX project.

     Investing Activities. Capital expenditures have consisted principally of strategic asset acquisitions related to the assembly of a fleet of DP vessels; construction of the Q4000 and conversion of the Intrepid; acquisitions of Aquatica, Professional Divers and Canyon; improvements to existing vessels and the acquisition of offshore natural gas and oil properties. As a result of our anticipation of a significant acceleration in Deepwater demand over the next several years, we incurred $85.5 million of capital expenditures (including the acquisition of Canyon) during the first quarter of 2002, $151.3 million during 2001, $95.1 million during 2000 and $77.4 million during 1999.

     We incurred $35.7 million of capital expenditures during the first three months of 2002 compared to $19.7 million during the comparable prior year period. Included in the capital expenditures during the first quarter of 2002 was $20.6 million for the construction of the Q4000 and $7.8 million relating to the Intrepid

DP conversion and Eclipse upgrade. Included in the $19.7 million of capital expenditures in the first three months of 2001 was $9.2 million for the construction of the Q4000 and $6.2 million relating to the Intrepid conversion project.

     In January 2002, we purchased Canyon. We purchased approximately 85% of Canyon's stock for cash of $52.9 million, the assumption of $9.0 million of Canyon debt, offset by $3.1 million of cash acquired, and 181,000 shares of our common stock, 143,000 shares of which we purchased during the fourth quarter of 2001. We committed to purchase the remaining 15% for cash at a price to be determined by Canyon's performance during the years 2002 through 2004, a portion of which could be compensation expense. These remaining shares have been classified as redeemable stock in subsidiary in the accompanying balance sheet and will be adjusted to their estimated redemption value at each reporting period prior to redemption based on Canyon's performance. The acquisition was accounted for as a purchase with the acquisition price being allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess of $45.1 million being recorded as goodwill.

     In March 2001, we acquired substantially all of the assets of Professional Divers in exchange for $11.5 million. The assets purchased included the Sea Level 21, a 165-foot, four-point moored DSV renamed the Mr. Sonny, three utility vessels and associated diving equipment including two saturation diving systems. This acquisition was accounted for as a purchase with the acquisition price of $11.5 million being allocated to the assets acquired and liabilities assumed based upon their estimated fair values with the $2.8 million balance of the purchase price being recorded as goodwill.

     Included in the $151.3 million of capital expenditures we made in 2001 was $53 million for the construction of the Q4000, $33 million for the conversion of the Intrepid, $40 million relating to the purchase of two DP vessels (the 240 foot by 52 foot Mystic Viking and the 370 foot by 67 foot Eclipse), and Production Partnering expenditures of $20 million for initial Gunnison development costs and the ERT 2001 well enhancement program. Included in the $95.1 million of capital expenditures in 2000 was $61.0 million for the construction of the Q4000 and $8.5 million relating to the conversion of the Intrepid.

     ERT purchased working interests ranging from 3% to 75% in four offshore blocks during 2001 in exchange for assumption of the pro-rata share of the decommissioning obligations. In addition, during the first quarter of 2001, ERT purchased a working interest of 55% in Vermilion 201 in the Gulf for $2.5 million from an investment partnership composed of Cal Dive management and industry sources which had funded the drilling of a deep exploratory well. Also, during the first half of 2000, ERT acquired interests in six offshore blocks from EEX Corporation and agreed to operate the remaining EEX properties on the OCS. The acquired offshore blocks include working interests from 40% to 75% in five platforms, one caisson and 13 wells. ERT agreed to a purchase price of $4.9 million, assumed EEX Corporation's pro rata share of the abandonment obligation for the acquired interests and entered into a two-year contract to manage the remaining EEX operated properties. During the first four months of 1999, in four separate transactions, ERT acquired interests in 20 blocks in exchange for cash consideration, as well as assumption of the pro rata share of the related decommissioning liabilities. In connection with 2001, 2000 and 1999 offshore property acquisitions, ERT assumed net abandonment liabilities of approximately $3.1 million, $4.2 million and $19.5 million, respectively.

     ERT production activities are regulated by the Federal government and require significant third-party involvement, such as refinery processing and pipeline transportation. We record revenue from our offshore properties net of royalties paid to the Minerals Management Service, or MMS. Royalty fees paid totaled approximately $15.2 million, $11.7 million and $4.0 million for the years 2001, 2000 and 1999, respectively. In accordance with Federal regulations that require operators in the Gulf of Mexico to post an area wide bond of $3.0 million, the MMS has allowed us to fulfill such bonding requirements through an insurance policy.

     In April 2000, ERT acquired a 20% working interest in Gunnison, a Deepwater Gulf of Mexico project of Kerr-McGee Oil & Gas Corporation. Consistent with our philosophy of avoiding exploratory risk, financing for the exploratory costs, initially estimated at $15 million, was provided by an investment partnership, the investors of which are Cal Dive senior management, in exchange for a 25% revenue override of our 20% working interest. We provided no guarantees to the investment partnership. At that time, the board of directors established three criteria to determine a commercial discovery and the commitment of Cal Dive funds: 75 million barrels (gross) of reserves, total development costs of $500 million consistent with such a reserve level, and a Cal Dive estimated shareholder return of no less than 12%. Kerr-McGee, the operator, drilled several exploration wells and sidetracks in 3,200 feet of water at Garden Banks 667, 668 and 669 (the Gunnison project) and encountered significant potential reserves resulting in the achievement of the three criteria during 2001. The exploratory phase was expanded to ensure field delineation resulting in the investment partnership, which assumed the exploratory risk, funding $20 million of exploratory drilling costs, considerably above the initial $15 million estimate. With a commercial discovery being approved for development, we will fund our 20% share of ongoing development and production costs estimated in a range of $100 million to $110 million, $24.6 million of which had been incurred by March 31, 2002, with over half of that for construction of the spar production facility. We have received a commitment from a financial institution to provide construction funding for the spar production facility, including an option for us to convert this loan facility into a 20-year leveraged lease after the spar is placed in service.

     As part of the process of obtaining funding for the exploratory costs of the Gunnison project and Vermilion 201, several outside third parties were solicited. Management believes that the fund structure of these transactions was both consistent with the guidelines and at least as favorable to Cal Dive and ERT as could have been obtained from the third parties.

     During each of the past three years ERT has sold its interests in certain fields as well as the platforms and a pipeline. An ERT operating policy provides for the sale of assets when the expected future revenue stream can be accelerated in a single transaction. The net result of these sales was to add two cents, four cents and seven cents to diluted earnings per share in the years 2001, 2000 and 1999, respectively. These sales were structured as Section 1031 "Like Kind" exchanges for tax purposes. Accordingly, the cash received was restricted to use for subsequent acquisitions of additional natural gas and oil properties.

     In June 2000, the DP DSV Balmoral Sea caught fire while dockside in New Orleans as the vessel was being prepared to enter drydock for an extended period. The vessel was deemed a total loss by insurance underwriters. Her book value of approximately $7 million was fully insured, as were all salvage and removal costs. Payments from the insurance companies were received during the fourth quarter of 2000.

     In December 1999, a Cal Dive-controlled company entered into a sale-leaseback of the Cal Dive Aker Dove with Aker Maritime ASA. Our portion of the proceeds received totaled $20.0 million. The lease was accounted for as an operating lease. Effective April 1, 2001, Coflexip's acquisition of a significant division of Aker enabled us to "put" our interest in this affiliated company back to Aker in return for Aker assuming all of our obligations and guarantees under the sale-leaseback.

     Financing Activities. We have financed seasonal operating requirements and capital expenditures with internally generated funds, borrowings under credit facilities, the sale of common stock and project financings. In August 2000, we closed a $138.5 million long-term financing for construction of the Q4000. In January 2002, the Maritime Administration agreed to expand the facility to $160 million to include the modifications to the vessel which had been approved during 2001. At the time the financing closed in 2000, we made an initial draw of $40.1 million toward construction costs. During 2001, we borrowed $59.5 million on this facility and during the first quarter of 2002 drew another $14.9 million. The MARAD debt will be payable in equal semi-annual installments beginning six months after delivery of the newbuild Q4000 and maturing 25 years from such date. It is collateralized by the Q4000, with Cal Dive guaranteeing 50% of the debt, and bears an interest rate which currently floats at a rate approximating AAA Commercial Paper yields plus 20 basis points (2.50% as of March 31, 2002). For a period up to two years from delivery of the vessel in April 2002 we have options to lock in a fixed rate. In accordance with the MARAD debt agreements, we are required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements. As of March 31, 2002, we were in compliance with these covenants.

     Since April 1997, we have had a $40 million revolving credit facility. We drew upon this facility only 134 days during the four years ended December 31, 2001 with maximum borrowing of $11.9 million. We had no outstanding balance under this facility as of December 31, 2001. In February 2002, we amended this facility, expanding the amount available to $60 million and extending the term to February 2005. We had $45.9 million outstanding under this facility as of March 31, 2002. This facility is collateralized by accounts receivable and most of the remaining vessel fleet, bears interest at LIBOR plus 125-250 basis points depending on our leverage ratios and, among other restrictions, includes financial covenants relating to cash flow leverage, minimum interest coverage and fixed charge coverage. We were in compliance with these covenants as of March 31, 2002.

     In November 2001, ERT, with a corporate guarantee by Cal Dive, entered into a five-year lease transaction with a special purpose entity owned by a third party to fund our $67.0 million portion of the construction costs of the spar production facility for the Gunnison field. This lease is expected to be accounted for as an operating lease upon completion of the construction, and includes an option for us to convert the lease into a 20-year leveraged lease after construction is completed. As of March 31, 2002, the special purpose entity had drawn down $12.1 million on this facility. Accrued interest cost on the outstanding balance is capitalized to the cost of the facility during construction and is payable monthly thereafter. The principal balance of $67 million is due at the end of five years if the long-term leverage lease option is not taken. The facility bears interest at LIBOR plus 225-300 basis points depending on our leverage ratios and includes, among other restrictions, financial covenants relating to cash flow leverage, minimum interest coverage and debt to total book capitalization. We were in compliance with these covenants as of March 31, 2002. This facility has yet to be syndicated. We are working with the agent of the facility to modify the facility and are discussing the conversion of the facility to a term loan in a reduced amount.

     The following table summarizes our contractual cash obligations as of March 31, 2002 and the scheduled years in which the obligations are contractually due:

                                                  LESS THAN                            AFTER
                                        TOTAL      1 YEAR     2-3 YEARS   4-5 YEARS   5 YEARS
                                       --------   ---------   ---------   ---------   --------
                                                           (IN THOUSANDS)
Long-term debt.......................  $160,324    $ 1,800     $49,809     $ 4,528    $104,187
Q4000 construction and Intrepid
  conversion.........................    25,000     25,000          --          --          --
Gunnison development.................    85,000     50,000      35,000          --          --
Operating leases.....................    19,175      2,293       3,058      13,723         101
Redeemable stock in subsidiary.......     7,688      2,563       5,125          --          --
Canyon capital leases and other......     8,146      2,750       5,396          --          --
                                       --------    -------     -------     -------    --------
    Total cash obligations...........  $305,333    $84,406     $98,388     $18,251    $104,288
                                       ========    =======     =======     =======    ========

     In September 2000, in connection with a public offering of common stock by our former significant shareholder, we sold 610,000 shares of common stock to cover the underwriters' over-allotment, receiving net proceeds of $14.8 million.

     In October 2000, our board of directors declared a two-for-one split of our common stock in the form of a 100% stock distribution on November 13, 2000 to all holders of record at the close of business on October 30, 2000. All share and per share data in our financial statements have been restated to reflect the stock split.

     During the first quarter of 2002, we made payments of $826,000 on capital leases assumed in the Canyon acquisition. The only other financing activity during the three months ended March 31, 2002 and 2001 and years ended December 31, 2001, 2000 and 1999 involved the exercise of employee stock options.

     Capital Commitments. Our capital budget for 2002 includes $50 million for the completion of the Q4000 and Intrepid, $65 million for the purchase of Canyon and the addition of three new ROV units, and approximately $30 million as the equity portion of the construction of the Marco Polo production facility. In addition, it is estimated that we will be required to fund $19 million for Gunnison development expenditures in addition to an estimated $34 million which will be funded by the project financing established for the construction of the spar. In December 2001, we signed a letter of intent to form a 50/50 joint venture with El Paso Energy Partners, L.P. to construct, install and own a TLP production hub and associated facilities primarily for Anadarko Petroleum Corporation's Marco Polo field discovery in the Deepwater Gulf of Mexico.

Our share of the construction costs is estimated to be $100 million. We, along with El Paso, are currently negotiating project financing for this venture, terms of which would include a 30% equity component for us.

     In connection with our business strategy, we evaluate acquisition opportunities (including additional vessels as well as interests in offshore natural gas and oil properties). No such acquisitions are currently pending.

                                  THE INDUSTRY

     The offshore oilfield services industry in the Gulf originated in the early 1950s to assist companies as they began to explore and develop offshore fields. The industry has grown significantly since the early 1970s as the domestic natural gas and oil industry has increasingly relied upon these fields for new production. The oilfield services industry benefits from a number of trends including the following:

      -- lack of growth in natural gas production and failure to construct new subsea construction assets in the face of foreign dependency and increasing demand;

      -- advances in exploration, extraction and production technology that have enabled industry participants to more cost-effectively enter the Deepwater Gulf; and

      -- increased demand for decommissioning services as the offshore natural gas and oil industry continues to mature.

     In response to the natural gas and oil industry's ongoing migration to the Deepwater, equipment and vessel requirements have changed. Most vessels currently operating in the Deepwater Gulf were designed in the 1970s and 1980s for work in a maximum depth of approximately 1,000 feet. These vessels have been modified to take advantage of new technologies and now operate in depths up to 4,000 feet. We believe there is unmet demand in the Gulf for new generation vessels, such as the Q4000 and Intrepid, that are specifically designed to work in water depths up to 10,000 feet.

     Defined below are certain terms and ideas helpful to understanding the services we perform in support of offshore development:

          Bcfe: When describing natural gas and oil, the term converts oil volumes to their energy equivalent in natural gas and combines them in billions of cubic feet equivalent.

          Deepwater:  Water depths beyond 1,000 feet.

          Dive Support Vessel (DSV): Specially equipped vessel which performs services and acts as an operational base for divers, ROVs and specialized equipment.

          Dynamic Positioning (DP): Computer-directed thruster systems that use satellite-based positioning and other positioning technologies to ensure the proper counteraction to wind, current and wave forces enable the vessel to maintain its position without the use of anchors. Two DP systems (DP-2) are necessary to provide the redundancy required to support safe deployment of divers, while only a single DP system is necessary to support ROV operations.

          DP-2: Redundancy allows the vessel to maintain position even with failure of one DP system. Required for vessels which support both manned diving and robotics and for those working in close proximity to platforms.

          EHS: Environment, Health and Safety programs that protect the environment, safeguard employee health and eliminate injuries.

          E&P: Companies involved in natural gas and oil exploration and production activities.

          Life of Field Services: Includes services performed on facilities, trees and pipelines from the beginning to the economic end of the life of an oil field, including installation, inspection, maintenance, repair, contract operations, well intervention, recompletion and abandonment.

          MBbl: When describing oil, refers to 1,000 barrels containing 42 gallons each.

          Minerals Management Service (MMS): The federal regulatory body having responsibility for United States waters in the Gulf.

          Mmcf:  When describing natural gas, refers to 1 million cubic feet.

          Moonpool: An opening in the center of a vessel through which a saturation diving system or ROV may be deployed, allowing safe deployment in adverse weather conditions.

          Outer Continental Shelf (OCS): For purposes of our industry, areas in the Gulf from the shore to 1,000 feet of water.

          Peer Group: Defined in this prospectus as comprising Global Industries, Ltd. (Nasdaq: GLBL), Horizon Offshore, Inc. (Nasdaq: HOFF), McDermott International, Inc. (NYSE: MDR), Oceaneering International, Inc. (NYSE: OII), Stolt Offshore SA (Nasdaq: SOSA), Technip-Coflexip (NYSE:
     TKP), and Torch Offshore, Inc. (Nasdaq: TORC).

          Remotely Operated Vehicle (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations.

          Return on Capital Employed (ROCE): The amount, expressed as a percentage, earned on a company's total capital (shareholders' equity plus long-term debt). It is calculated by dividing tax-effected earnings before interest and dividends by total capital.

          Saturation Diving: Saturation diving, required for work in water depths between 300 and 1,000 feet, involves divers working from special chambers for extended periods at a pressure equivalent to the pressure at the work site.

          Spar: Floating production facility anchored to the sea bed with catenary mooring lines.

          Spot Market: Prevalent market for subsea contracting in the Gulf, characterized by projects generally short in duration and often of a turnkey nature. These projects often require constant rescheduling and the availability or interchangeability of multiple vessels.

          Subsea Construction Vessels: Subsea services are typically performed with the use of specialized construction vessels which provide an above-water platform that functions as an operational base for divers and ROVs. Distinguishing characteristics of subsea construction vessels include DP systems, saturation diving capabilities, deck space, deck load, craneage and moonpool launching. Deck space, deck load and craneage are important features of the vessel's ability to transport and fabricate hardware, supplies and equipment necessary to complete subsea projects.

          Ultra-Deepwater:  Water depths beyond 4,000 feet.

                                    BUSINESS

     We are a leading energy services company specializing in subsea construction and well operations. We operate in all water depths of the Gulf of Mexico, with services that cover the lifecycle of an offshore natural gas oil field. We believe we have a longstanding reputation for innovation in our subsea construction techniques, equipment design and methods of partnering with customers. Our diversified fleet of 23 vessels and 19 ROVs performs services that support drilling, well completion, intervention, construction and decommissioning projects involving pipelines, production platforms, risers and subsea production systems. We also acquire interests in natural gas and oil properties and related production facilities as part of our Production Partnering business. Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms.

OUR HISTORY

     We trace our origins to California Divers Inc., which pioneered the use of mixed gas diving in the early 1960s when oilfield exploration off the Santa Barbara coast moved to water depths beyond 250 feet. We commenced operations in the Gulf of Mexico in 1975. Our growth strategy has frequently involved expanding beyond our main contracting base and developing innovative service capabilities to meet customer needs, including the following significant milestones:

     -1984  --  SATURATION VESSELS:  Custom designed the first DSV with moonpool deployed saturation diving systems dedicated for use in the Gulf of Mexico.

     -1986  --  TURNKEY CONTRACTING:  Began providing subsea construction work on a fixed price basis, enabling Gulf customers to better control project costs.

     -1989  --  SALVAGE OPERATIONS:  Chartered, and later acquired, the Cal Dive
                Barge I for shallow water salvage operations, a business synergistic with our traditional diving services.

     -1992  --  NATURAL GAS PRODUCTION:  Formed a natural gas production company, ERT, to expand customer options for decommissioning of mature offshore properties and to expand off-season salvage activity.

     -1994  --  DYNAMIC POSITIONING:  Chartered a DP DSV for use in the Gulf of
                Mexico, enabling it to work through the winter months and in deeper water. This vessel, the Balmoral Sea, was subsequently acquired in August 1996.

     -1995  --  DP DSV:  Acquired and enhanced a DP DSV, the Witch Queen, to expand our marine construction and subsea services to include flexible pipelay, umbilical coiled line pipe installation, decommissioning and ROV support.

     -1996  --  MULTI-SERVICE VESSEL:  Acquired and enhanced a semi-submersible
                MSV, the Uncle John, as the cornerstone of our Deepwater strategy, thereby expanding our product line to include geotechnical investigation, laying of infield flowlines, installation of flexible jumpers, hard jumpers, platforms and risers, and turnkey field development.

     -1997  --  STRATEGIC ASSET ACQUISITIONS AND ALLIANCES:  Added two Deepwater
                vessels and implemented formal alliance agreements with offshore service and equipment providers to enhance our ability to provide the necessary services and assets for full field development and life of field management.

     -1999  --  INCREASED RESERVES AND ADDED NEW CAPABILITIES:  Doubled ERT's
                proved reserves and annual production; added advanced capabilities to our Deepwater services with commencement of construction of the Q4000 and the acquisition of Aquatica, a shallow water diving company.

     -2000  --  PRODUCTION PARTNERING:  Expanded our Deepwater strategy by partnering with one of our customers and acquiring an interest in Gunnison, a Deepwater Gulf oil and natural gas exploration project.

     -2001  --  STRATEGIC ASSET ACQUISITIONS AND PRODUCTION PARTNERING:  Added
                two Deepwater vessels and announced a letter of intent to own 50% of the TLP at Marco Polo field.

     -2002  --  ACQUIRED CANYON OFFSHORE, INC.:  In January 2002, we acquired
                Canyon, a supplier of ROVs and robotics to the offshore construction and telecommunications industries.

OUR VESSELS

     We own a fleet of 23 vessels and 19 ROVs. We believe that the Gulf market requires specially designed and/or equipped vessels to competitively deliver subsea construction services. Eight of our vessels have DP capabilities specifically designed to respond to the Deepwater market requirements. Seven of our vessels have the capability to provide saturation diving services. Recent developments in our fleet include:

     Q4000: In September 1999, we began construction of our newest Ultra-Deepwater MSV, the Q4000. The vessel has been constructed at an estimated cost of $182 million and incorporates our latest semi-submersible technologies, including various patented elements such as the absence of lower hull cross bracing. Variable deck load of over 4,000 metric tons and upgraded well completions capability make the vessel particularly well suited for large offshore construction projects in the Ultra-Deepwater. Its Huisman-Itrec multi-purpose tower has an open face which allows free access from three sides, an advantage for a construction and intervention vessel. The Q4000 has recently completed several projects in the Gulf prior to being deployed to Brazil to perform work under contract.

     Intrepid: We are currently in the final stages of sea trials of the former Sea Sorceress. She will offer customers a pipelay/construction vessel capable of carrying an 8,000 metric ton deck load. We expect her to be available for work the second quarter of 2002.

     Mystic Viking: This DP DSV is 240 feet long, 52 feet wide, and is similar to the Witch Queen with DP-2 redundancy, 500 ton deck load, 2 cranes and a 12 foot x 12 foot moonpool. This vessel was acquired in May 2001.

     Eclipse: This large DP DSV is 370 feet long, 67 feet wide and has recently been reconfigured into a DSV by installing a saturation diving system, restoring the ballast system and upgrading to DP-2. The Eclipse began work in March 2002.

     Northern Canyon: Canyon is scheduled to take delivery of this purpose-built, 270 foot state-of-the-art ROV support vessel in July 2002. The vessel, which will be deployed initially in the North Sea, is leased from a third party.

     ROVs: To enable us to control critical path equipment involved in our deepwater projects, we acquired Canyon in January 2002. Canyon currently owns 19 ROVs and operates eight trenching systems. In 2001, Canyon introduced the next-generation work-class ROV, the Quest. Advantages of the Quest include: electric instead of hydraulic systems, 50% smaller footprint, fewer moving parts (i.e., lower operating costs), a dynamic positioning system and improved depth rating. The average age of the Canyon ROV fleet is approximately two years.

                       LISTING OF VESSELS, BARGE AND ROVS

                             DATE CAL                                               MOONPOOL    FOUR
                               DIVE               CLEAR DECK    DECK                LAUNCH/    POINT       CRANE
                             PLACED IN   LENGTH     SPACE       LOAD     ACCOM-       SAT      ANCHOR     CAPACITY
                              SERVICE    (FEET)   (SQ. FEET)   (TONS)   MODATIONS    DIVING    MOORED      (TONS)
                             ---------   ------   ----------   ------   ---------   --------   ------   ------------
DP MSVS:
 Uncle John................      11/96    254       11,834       460       102           X        --       2X100
 Q4000.....................       4/02    310       26,400     4,000       138           X        --     160; 350;
                                                                                                        Derrick: 600
DP ROV SUPPORT VESSELS:
 Merlin....................      12/97    198          955       308        42          --        --      A-Frame
 Northern Canyon(2)........       2002    276        9,677     2,400        60          --        --         50
DP DSVS:
 Witch Queen...............      11/95    278        5,600       500        60           X        --         50
 Intrepid (formerly Sea
   Sorceress)..............       8/97    374       17,730     8,000        50          --        --        440
 Eclipse...................       3/02    380        8,611     2,436       109           X        --      A-Frame
 Mystic Viking.............       6/01    253        5,600     1,340        60           X        --         50
DSVS:
 Cal Diver I...............       7/84    196        2,400       220        40           X         X         20
 Cal Diver II..............       6/85    166        2,816       300        32           X         X      A-Frame
 Cal Diver V...............       9/91    168        2,324       490        30          --         X      A-Frame
 Talisman..................      11/00    195        3,000       675        15          --        --         --
AQUATICA DSVS:
 Cal Diver III.............       8/87    115        1,320       105        18          --        --         --
 Cal Diver IV..............       3/01    120        1,440        60        24          --        --         --
 Mr. Jim...................       2/98    110        1,210        64        19          --        --         --
 Mr. Joe...................      10/91    100        1,035        46        16          --        --         --
 Mr. Jack..................       1/98    120        1,220        66        22          --        --         --
 Mr. Fred..................       3/00    167        2,465       500        36          --         X         25
 Mr. Sonny(3)..............       3/01    175        3,480       409        28          --         X         35
 Polo Pony(3)..............       3/01    110        1,240        69        25          --        --         --
 Sterling Pony(3)..........       3/01    110        1,240        64        25          --        --         --
 White Pony(3).............       3/01    116        1,230        64        25          --        --         --
OTHER:
 Cal Dive Barge I..........       8/90    150          N/A       200        26          --         X        200
 ROVs (19).................    Various(4)   --          --        --        --          --        --         --


                             CLASSIFICATION(1)
                             -----------------
DP MSVS:
  Uncle John...............     DNV
 Q4000.....................     ABS
DP ROV SUPPORT VESSELS:
 Merlin....................     ABS
 Northern Canyon(2)........     DNV
DP DSVS:
 Witch Queen...............     DNV
 Intrepid (formerly Sea
   Sorceress)..............     DNV
 Eclipse...................     DNV
 Mystic Viking.............     DNV
DSVS:
 Cal Diver I...............     ABS
 Cal Diver II..............     ABS
 Cal Diver V...............     ABS
 Talisman..................     ABS
AQUATICA DSVS:
 Cal Diver III.............     ABS
 Cal Diver IV..............     ABS
 Mr. Jim...................     USCG
 Mr. Joe...................     ABS
 Mr. Jack..................     USCG
 Mr. Fred..................     USCG
 Mr. Sonny(3)..............     ABS
 Polo Pony(3)..............     ABS
 Sterling Pony(3)..........     ABS
 White Pony(3).............     ABS
OTHER:
 Cal Dive Barge I..........     ABS
 ROVs (19).................      --

------------

(1) Under government regulations and our insurance policies, we are required to maintain our vessels in accordance with standards of seaworthiness and safety set by government regulations and classification organizations. We maintain our fleet to the standards for seaworthiness, safety and health set by the American Bureau of Shipping, Det Norske Veritas, or DNV, and the U.S. Coast Guard, or USCG. The ABS is one of several classification societies used by ship owners to certify that their vessels meet certain structural, mechanical and safety equipment standards, including Lloyd's Register, Bureau Veritas and DNV among others.

(2) This leased vessel is under construction and should be available in June
    2002.

(3) In March 2001, we acquired substantially all of the assets of Professional Divers including the Mr. Sonny (a 165-foot four-point moored DSV), three utility vessels and associated diving equipment including two saturation diving systems.

(4) Average age of fleet is two years.

     We incur routine drydock inspection, maintenance and repair costs pursuant to Coast Guard regulations and in order to maintain ABS or DNV classification for our vessels. In addition to complying with these requirements, we have our own vessel maintenance program which we believe permits us to continue to provide our customers with well maintained, reliable vessels. In the normal course of business, we charter other vessels on a short-term basis, such as tugboats, cargo barges, utility boats and dive support vessels. All of our vessels are subject to ship mortgages to secure our $60.0 million revolving credit facility, except the Northern Canyon (which will be leased) and the Q4000 (which is subject to liens to secure the MARAD financing).

SUBSEA CONTRACTING

     We and our alliance partners provide a full range of subsea construction services, including the following, in both the shallow water and Deepwater Gulf:

      -- Exploration. Pre-installation surveys; rig positioning and installation assistance; drilling inspection; subsea equipment maintenance; well completion; search and recovery operations.

      -- Development. Installation of production platforms; installation of subsea production systems; pipelay support including connecting pipelines to risers and subsea assemblies; pipeline stabilization, testing and inspection; cable and umbilical lay and connection.

      -- Production. Inspection, maintenance and repair of production structures, risers and pipelines and subsea equipment; well intervention; life of field support.

      -- Decommissioning. Decommissioning and remediation services; plugging and abandonment services; platform salvage and removal; pipeline abandonment; site inspections.

  DEEPWATER CONTRACTING AND WELL OPERATIONS

     In 1994, we began to assemble a fleet of DP vessels in order to deliver subsea services in the Deepwater and Ultra-Deepwater. Our fleet consists of: two semi-submersible DP MSVs, the Q4000 and the Uncle John; two construction DP DSVs, the Witch Queen and Mystic Viking; two larger mono-hull pipelay and constructions vessels, the Intrepid and the Eclipse; and two ROV support vessels, the Merlin and the Northern Canyon. In 2001, vessel enhancements included the Q4000 (well completion) and the Intrepid (DP-2 capability and a 400-ton crane). The Q4000 was placed into service in April 2002 and the Intrepid is expected to be available in the second quarter of 2002. When all vessels begin work, we will have eight world-class DP vessels, seven of which will be based in the Gulf of Mexico.

     With the acquisition of Canyon we have increased our ROV and trenching fleet to 27. Canyon's 19 ROVs are designed for offshore construction, rather than drilling rig support, and its management team adds industry experience in a setting where our vessels can add value in support of its ROVs. As marine construction support in the Gulf of Mexico moves to deeper waters, ROV systems will play an increasingly important role. We currently own 19 ROV systems and operate eight others in three regions: the Americas (14), Southeast Asia (8), and the North Sea (5). Our ROV assets will help to provide our customers with vessel availability and schedule flexibility to meet the technological challenges of Deepwater construction developments in the Gulf and internationally.

     With its experienced personnel, our Well Operations Group is intended to support downhole operations with the Uncle John and Q4000. Both vessels provide cost-effective alternatives for Deepwater operations. This business line involves: drilling support, which includes pre-setting casings, setting trees and commissioning wells; life-of-field services, which include well intervention; and decommissioning and abandonment. Previously there were few cost-effective solutions for subsea well operations to troubleshoot or enhance production, shift zones or perform recompletions, as most of such work has been completed from drilling rigs.

     We are a leader in solving the operational challenges encountered in Deepwater projects using methods or technologies we have developed. To enhance our ability to provide both full field development and life of field services, we have alliances with other offshore service and equipment providers. These alliances enable us to offer state-of-the-art products and service while maintaining our low overhead base. These alliances are:

      --   FMC Corp. -- Well intervention hardware and risers

      -- Fugro-McClelland Marine Geoscience, Inc. -- Geotechnical coring and survey

      --   Horizon Offshore, Inc. -- Small diameter reeled pipelay equipment

      --   Schlumberger Limited -- Deepwater downhole services

      --   Shell Offshore, Inc. -- Vessels for well intervention

     While the DP construction market remained soft, our significant increase in utilization to 87% in 2001 from 56% in 2000, reflects improvement in our market share and an expansion in the scope of Deepwater Gulf installations. Major projects in 2001 and 2002 were:

                                                                                   DEPTH
FIELD                       CUSTOMER                   DESCRIPTION                 (FEET)
-----                       --------                   -----------                 ------
Diana                      Exxon        Riser tie-in, spool and strake
                                        installations                              4,600
Marshall/Madison           Exxon        Jumper and flying lead installations       6,000
Mica                       Exxon        Manifold, suction pile and tree
                                        installations                              4,500
Nansen/Boomvang            Kerr-McGee   Plet, flexible riser, umbilicals flying
                                        lead and jumper installations              3,700

  SHELF CONTRACTING

     On the OCS in water depths up to 1,000 feet, we perform traditional subsea services including air and saturation diving in support of marine construction activities. Fifteen of our vessels are permanently dedicated to performing traditional diving services, with another five DP vessels capable of providing such services, on the OCS. Seven of these vessels support saturation diving. In addition, our highly qualified personnel have the technical and operational experience to manage turnkey projects to satisfy customers' requirements and achieve our targeted profitability.

     We deliver our services in the shallow water market, from the beach to 300 feet, through our wholly-owned subsidiary, Aquatica. In March 2001, Aquatica acquired substantially all of the business of Professional Divers, effectively doubling the size of our DSV fleet. We also perform numerous projects on the OCS in an alliance with Horizon. In the late 1980s we demonstrated that pipelay operations would be much more effective if the expensive barge spreads simply laid the pipe, allowing our DSVs to follow along and perform the more time-consuming task of commissioning the line. Under the alliance, we have the exclusive right to provide DSV services behind Horizon pipelay barges while Horizon supplies pipelay, derrick barge and heavy lift capacity to us. The recent expansion of the alliance also resulted in our providing the diving personnel working from Horizon barges, a service Horizon previously handled internally. Our interaction with Horizon is multi-faceted, including operations in addition to those that flow from the formal alliance to provide services on the OCS. For example, much of our work in Mexican waters has been subcontracted from Horizon.

     Since 1989, we have undertaken a wide variety of decommissioning assignments, mostly on a turnkey basis. A study by the MMS estimates that the total cost of the Gulf abandonment market is $8.0 billion. We have established a leading position in the removal of smaller structures, such as caissons and well protectors, which represent approximately half of the structures in the Gulf.

PRODUCTION PARTNERING

     We formed ERT in 1992 to exploit a market opportunity to provide a more efficient solution to offshore abandonment, to expand our off-season salvage and decommissioning activity and to support full field production development projects. Through Production Partnering, we offer customers the option of selling unsuccessful field developments or mature offshore fields rather than contracting and managing the many phases of the decommissioning process. The advantages of our production business are fourfold. First, oil and gas revenues counteract the volatility in revenues and income we experience in offshore construction. Second, in periods of excess capacity such as in 2001, we have the flexibility to stay out of the competitive bid market, focusing instead upon negotiated contracts. Third, our oil and gas operations generate significant cash flow that has partially funded construction of assets such as the Q4000, Intrepid and Eclipse while enabling us to add technical talent to support our expansion into the new Deepwater frontier. Finally, a major objective of our investments in oil and gas properties is to secure the associated marine construction work.

     There are over 140 announced commercial discoveries in the Deepwater Gulf that have yet to be brought into production. Many of these are smaller reservoirs that standing alone cannot justify the economics of a host production facility. As a result we expect that the Deepwater Gulf will be developed in a hub and satellite field concept that resembles the approach the airline industry has used with regional hub locations. We expect significant opportunities as this occurs. For example, Gunnison, our first Deepwater field development project, is a hub location where we will provide infrastructure and tie-back marine construction services. At the Marco Polo field, although final agreements have not been signed, our 50% ownership in the production facility would allow us to realize a transmission return consisting of both a fixed demand and tariff charge. In addition we hope to assist with the installation of the TLP and then work to develop the surrounding acreage which can be tied back to the platform by our construction vessels.

     Within ERT we have assembled a team of personnel with experience in geology, geophysics, reservoir engineering, drilling, production engineering, facilities management and lease operations. ERT generates income in three ways: lowering salvage costs by using our assets, operating the field more cost effectively and extending reservoir life through well exploitation operations. The periodic collapses of commodity prices in the last few years removed some of the small companies which previously bought mature properties. Our customers must assume responsibility when buyers are no longer available to perform abandonment obligations. A significant development in the past two years has been the entry of two competitors which have captured significant market share. In the face of this competition, we completed only three small mature property acquisitions in 2001, as high commodity prices made such purchases difficult. Rather than pursue mature properties at high prices during the upcycle, our recent emphasis has been to extract more value from the existing property base. During 2001, ERT designed and executed a significant well enhancement program that resulted in adding 8.2 Bcfe to proved reserves at a cost of $1.06 per Mcfe.

     The table below sets forth information, as of December 31, 2001, with respect to estimates of net proved reserves and the present value of estimated future net cash flows at such date, prepared in accordance with guidelines established by the Securities and Exchange Commission. The reserves assigned to Gunnison, which constitute over 75% of our reported proved reserves as of December 31, 2001, were computed as 15% of the reserves reported by the operator. The remainder of our reserves are based on estimates reviewed by Miller and Lents, Ltd.

                                                              TOTAL PROVED
                                                              ------------
Estimated Proved Reserves:
  Natural gas (Mmcf)........................................       53,936
  Oil and condensate (MBbls)................................        7,858
Standardized measure of discounted future net cash flows
  (pre-tax)(1)..............................................  $39,257,000
                                                              -----------

------------

(1) The standardized measure of discounted future net cash flows attributable to our reserves was prepared using constant prices as of the calculation date, discounted at 10% per annum. As of December 31, 2001, we owned an interest in 122 gross (102 net) natural gas wells and 104 gross (79 net) oil wells located in federal offshore waters in the Gulf of Mexico.

CUSTOMERS

     Our customers include major and independent natural gas and oil producers, pipeline transmission companies and offshore engineering and construction firms. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenues in one fiscal year may represent an immaterial portion of contract revenues in subsequent fiscal years. The percent of consolidated revenue of major customers was as follows:
2001 -- Horizon Offshore, Inc. (18%), Enron Corp. (10%); 2000 -- Enron Corp. (13%); and 1999 -- EEX Corporation (13%). We estimate that in 2001 we provided subsea services to over 200 customers. Horizon was our largest customer in 2001, representing 18% of our consolidated revenue. Our projects are typically of short duration and are generally awarded shortly before mobilization. Accordingly, we believe backlog is not a meaningful indicator of future business results.

COMPETITION

     The subsea services industry is highly competitive. While price is a factor, the ability to acquire specialized vessels, to attract and retain skilled personnel and to demonstrate a good safety record are also important. Our competitors on the OCS include Global Industries Ltd., Oceaneering International, Inc., Stolt Offshore S.A., Torch Offshore, Inc., and a number of smaller companies, some of which only operate a single vessel and often compete solely on price. For Deepwater projects, our principal competitors include Global Industries Ltd., Oceaneering International, Inc., Stolt Offshore S.A., and Technip-Coflexip. Other foreign-based subsea contractors, including DSND Ltd., Rockwater, Ltd. and Saipem S.p.A., may periodically perform services in the Gulf.

     ERT encounters significant competition for the acquisition of mature natural gas and oil properties. Two such competitors are Tetra Technologies, Inc. and Offshore Specialty Fabricators. Our ability to acquire additional properties depends upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many potential purchasers of natural gas and oil properties are well-established companies with substantially larger operating staffs and greater capital resources.

TRAINING, SAFETY AND QUALITY ASSURANCE

     We have established a corporate culture in which safety is expected to be the number one priority. Our corporate goal, based on the belief that all accidents are preventable, is to provide an injury-free workplace by focusing on correct safety behavior. Our safety procedures and training programs were developed by management personnel who came into the industry as divers and who know first hand the physical challenges of the ocean work site. As a result, management believes that our safety programs are among the best in the industry. We have introduced a company-wide effort to enhance a behavioral safety process and training program that makes safety a constant focus of awareness through open communication with all offshore and yard employees. The process includes the documentation of all daily observations and the collection of this data. In addition, we initiated regular monthly visits by project managers to conduct "Hazard Hunts" on each vessel, providing a "safety audit" with a fresh perspective. First year results from this program were evident as our safety performance improved dramatically in 2001.

FACILITIES

     Our corporate headquarters are located at 400 N. Sam Houston Parkway E., Houston, Texas. Our primary subsea and marine services operations are based in Morgan City, Louisiana. All of our facilities are leased.

                       PROPERTIES AND FACILITIES SUMMARY

                                              FUNCTION                      SIZE
                                              --------                      ----
Houston, Texas..................  Cal Dive corporate headquarters,   37,800 square feet
                                    project management and sales
                                    office
                                  Canyon corporate headquarters      15,000 square feet
                                    management and sales office
Aberdeen, Scotland..............  Canyon sales office                12,000 square feet
Singapore.......................  Canyon operations                  10,000 square feet
Morgan City, Louisiana..........  Cal Dive operations                28.5 acres
                                  Warehouse                          30,000 square feet
                                  Offices                            4,500 square feet
Lafayette, Louisiana............  Aquatica operations                8 acres
                                  Warehouse                          12,000 square feet
                                  Offices                            5,500 square feet

     We also have sales offices in Lafayette and Harvey, Louisiana.

GOVERNMENT REGULATION

     Many aspects of the offshore marine construction industry are subject to extensive governmental regulation. We are subject to the jurisdiction of the Coast Guard, the Environmental Protection Agency, the Minerals Management Service, or MMS, and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping.

     We support and voluntarily comply with standards of the Association of Diving Contractors International. The Coast Guard sets safety standards and is authorized to investigate vessel and diving accidents, and to recommend improved safety standards. The Coast Guard also is authorized to inspect vessels at will. We are required by various governmental and quasi-governmental agencies to obtain various permits, licenses and certificates with respect to our operations. We believe that we have obtained or can obtain all permits, licenses and certificates necessary for the conduct of our business.

     In addition, we depend on the demand for our services from the oil and gas industry and, therefore, our business is affected by laws and regulations, as well as changing taxes and policies relating to the oil and gas industry generally. In particular, the development and operation of natural gas and oil properties located on the OCS of the United States is regulated primarily by the MMS.

     The MMS requires lessees of OCS properties to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. Operators on the OCS are currently required to post an area-wide bond of $3.0 million, or $500,000 per producing lease. We currently have bonded our offshore leases as required by the MMS. Under certain circumstances, the MMS has the authority to suspend or terminate operations on federal leases. Any such suspensions or terminations of our operations could have a material adverse effect on our financial condition and results of operations.

     We acquire production rights to offshore mature natural gas and oil properties under federal natural gas and oil leases, which the MMS administers. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act, or OCSLA. These MMS directives are subject to change. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS also has issued regulations restricting the flaring or venting of natural gas and prohibiting the burning of liquid hydrocarbons without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Finally, under certain circumstances, the MMS may require any operations on federal leases to be suspended or terminated. In December 1999, the MMS issued regulations that would allow it to expel unsafe operators from existing OCS platforms and bar them from obtaining future leases.

     Under the OCSLA and the Federal Oil and Gas Royalty Management Act, MMS also administers oil and gas leases and establishes regulations that set the basis for royalties on oil and gas produced from the leases. The MMS amends these regulations from time to time. For example, on March 15, 2000, the MMS issued a final rule governing the calculation of royalties and the valuation of crude oil produced from federal leases. The rule modifies the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on oil posted prices and assign a value to crude oil that better reflects market value. The rule has been challenged by two industry trade associations and is currently under judicial review in the United States District Court for the District of Columbia. In addition, the MMS recently issued a final rule amending its regulations regarding costs for natural gas transportation which are deductible for royalty valuation purposes when natural gas is sold off-lease. Among other matters, for purposes of computing royalties owed, the rule disallows as deductions certain costs, such as aggregator/marketer fees and transportation imbalance charges and associated penalties. A United States District Court enjoined substantial portions of this rule on March 28, 2000. The United States appealed the district court decision. On February 8, 2002, the Court of Appeals for the District of Columbia reversed the District Court and reinstated the regulations. The appellees sought reconsideration and those petitions are pending.

     Historically, the transportation and sale for resale of natural gas in interstate commerce has been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978, or NGPA, and the regulations promulgated thereunder by the Federal Energy Regulatory Commission, or FERC. In the past, the federal government has regulated the prices at which natural gas and oil could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids currently can be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" no later than January 1, 1993.

     Sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies that remain subject to FERC jurisdiction. These initiatives may also affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. The ultimate impact of the complex rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions.

     We cannot predict what further action the FERC will take on these matters but we do not believe any such action will materially affect us differently than other companies with which we compete.

     Additional proposals and proceedings before various federal and state regulatory agencies and the courts could affect the natural gas and oil industry. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material effect upon our capital expenditures, earnings or competitive position.

ENVIRONMENTAL REGULATION

     Our operations are subject to a variety of federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with and that carry substantial administrative, civil and possibly criminal penalties for failure to comply. Under these laws and regulations, we may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials including oil into the environment, and such liability may be imposed on us even if the acts that resulted in the releases were in compliance with all applicable laws at the time such acts were performed.

     The Oil Pollution Act of 1990, as amended, or OPA, imposes a variety of requirements on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. A "responsible party" includes the owner or operator of an onshore facility, a vessel or a pipeline, and the lessee or permittee of the area in which an offshore facility is located. OPA imposes liability on each responsible party for oil spill removal costs and for other public and private damages from oil spills. Failure to comply with OPA may result in the assessment of civil and criminal penalties. OPA establishes liability limits of $350 million for onshore facilities, all removal costs plus $75 million for offshore facilities and the greater of $500,000 or $600 per gross ton for vessels other than tank vessels. The liability limits are not applicable, however, if the spill is caused by gross negligence or willful misconduct, if the spill results from violation of a federal safety, construction, or operating regulation, or if a party fails to report a spill or fails to cooperate fully in the cleanup. Few defenses exist to the liability imposed under OPA. Management is currently unaware of any oil spills for which we have been designated as a responsible party under OPA that will have a material adverse impact on us or our operations.

     OPA also imposes ongoing requirements on a responsible party, including preparation of an oil spill contingency plan and maintaining proof of financial responsibility to cover a majority of the costs in a potential spill. We believe we have appropriate spill contingency plans in place. With respect to financial responsibility, OPA requires the responsible party for certain offshore facilities to demonstrate financial responsibility of not less than $35 million, with the financial responsibility requirement potentially increasing up to $150 million if the risk posed by the quantity or quality of oil that is explored for or produced indicates that a greater amount is required. The MMS has promulgated regulations implementing these financial responsibility requirements for covered offshore facilities. Under the MMS regulations, the amount of financial responsibility required for an offshore facility is increased above the minimum amounts if the "worst case" oil spill volume calculated for the facility exceeds certain limits established in the regulations. We believe that we currently have established adequate proof of financial responsibility for our onshore and offshore facilities and that we satisfy the MMS requirements for financial responsibility under OPA and applicable regulations.

     OPA also requires owners and operators of vessels over 300 gross tons to provide the Coast Guard with evidence of financial responsibility to cover the cost of cleaning up oil spills from such vessels. We currently own and operate six vessels over 300 gross tons. Satisfactory evidence of financial responsibility has been provided to the Coast Guard for all of our vessels.

     The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S. and imposes potential liability for the costs of remediating releases of petroleum and other substances. The controls and restrictions imposed under the Clean Water Act have become more stringent over time, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the exploration for and production of oil and gas into certain coastal and offshore waters. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances and imposes liability on responsible parties for the costs of cleaning up any environmental contamination caused by the release of a hazardous substance and for natural resource damages resulting from the release. Many states have laws which are analogous to the Clean Water Act and also require remediation of releases of petroleum and other hazardous substances in state waters. Our vessels routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our supply boats transport bulk chemical materials used in drilling activities and also transport liquid mud which contains oil and oil by-products. Offshore facilities and vessels operated by us have facility and vessel response plans to deal with potential spills of oil or its derivatives. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

     OCSLA provides the federal government with broad discretion in regulating the production of offshore resources of natural gas and oil, including authority to impose safety and environmental protection requirements applicable to lessees and permittees operating in the OCS. Specific design and operational standards may apply to OCS vessels, rigs, platforms, vehicles and structures. Violations of lease conditions or regulations issued pursuant to OCSLA can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and cancellation of leases. Because our operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such action could have a material adverse effect on our financial condition and results of operations. As of this date, we believe we are not the subject of any civil or criminal enforcement actions under OCSLA.

     The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, contains provisions requiring the remediation of releases of hazardous substances into the environment and imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Third parties may also file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although we handle hazardous substances in the ordinary course of business, we are not aware of any hazardous substance contamination for which we may be liable.

     Management believes we are in compliance in all material respects with all applicable environmental laws and regulations to which we are subject. We do not anticipate that compliance with existing environmental laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities, and thus there can be no assurance that we will not incur significant environmental compliance costs in the future.

INSURANCE AND LITIGATION

     Our operations are subject to the inherent risks of offshore marine activity, including accidents resulting in personal injury and the loss of life or property, environmental mishaps, mechanical failures, fires and collisions. We insure against these risks at levels consistent with industry standards. We also carry workers' compensation, maritime employer's liability, general liability and other insurance customary in our business. All insurance is carried at levels of coverage and deductibles that we consider financially prudent. Our services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could occur, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. To date, we have been involved in only one such claim, where the cost of our vessel, the Balmoral Sea, was fully covered by insurance. Although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, or that such insurance will continue to be available at current levels of cost or coverage, we believe that our insurance protection is adequate for our business operations. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on our business.

     We are involved in various legal proceedings, primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence. In addition, we from time to time incur other claims, such as contract disputes, in the normal course of business. In that regard, in 1998, one of our subsidiaries entered into a subcontract with Seacore Marine Contractors Limited to provide the Sea Sorceress to a Coflexip subsidiary in Canada. Due to difficulties with respect to the sea states and soil conditions the contract was terminated and an arbitration to recover damages was commenced. A preliminary liability finding has been made by the arbitrator against Seacore and in favor of the Coflexip subsidiary. We were not a party to this arbitration proceeding. Only one of the grounds is potentially applicable to our subsidiary. In the event that Seacore chooses to seek contribution from our subsidiary, which could entail another arbitration, it is anticipated that our subsidiary's exposure, if any, should be less than $500,000. In another lengthy commercial dispute, EEX Corporation sued Cal Dive and others alleging breach of fiduciary duty by a former EEX employee and damages resulting from certain construction and property acquisition agreements. We have responded alleging EEX Corporation breached various provisions of the same contracts and are defending the litigation vigorously. Although such litigation has the potential for significant liability, we believe that the outcome of all such proceedings is not likely to have a material adverse effect on our consolidated financial position, results of operations or net cash flows.

EMPLOYEES

     We rely on the high quality of our workforce. As of March 31, 2002, we had 835 employees, 230 of which were salaried. As of that date we also utilized approximately 111 non-U.S. citizens to crew our foreign flag vessels under a crewing contract with C-MAR Services (UK), Ltd. of Aberdeen, Scotland. None of our employees belong to a union or are employed pursuant to any collective bargaining agreement or any similar arrangement. We believe that our relationship with our employees and foreign crew members is good.

                                   MANAGEMENT

     The executive officers and directors of Cal Dive are as follows:

NAME                                   AGE                      POSITION
----                                   ---                      --------
Owen Kratz(3)(4).....................  47    Chairman and Chief Executive Officer and
                                             Director
Martin R. Ferron.....................  45    President and Chief Operating Officer and
                                             Director
S. James Nelson, Jr. ................  60    Vice Chairman and Director
James Lewis Connor, III..............  44    Senior Vice President and General Counsel
A. Wade Pursell......................  37    Senior Vice President and Chief Financial
                                             Officer
Gordon F. Ahalt(1)(2)(4).............  73    Director
Bernard J. Duroc-Danner(1)(2)(3).....  48    Director
William L. Transier(1)(2)(3)(4)......  47    Director

------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

(4) Member of Executive Committee

     Our bylaws provide for the board of directors to be divided into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Owen Kratz and Bernard Duroc-Danner, expire in 2004. The terms of the Class II directors, Gordon Ahalt and Martin R. Ferron, expire in 2002. The terms of the Class III directors, S. James Nelson, Jr. and William L. Transier, expire in 2003. Each director serves until the end of his or her term or until his or her successor is elected and qualified.

     Owen Kratz is Chairman and Chief Executive Officer of Cal Dive International, Inc. He was appointed Chairman in May 1998 and has served as our Chief Executive Officer since April 1997. Mr. Kratz served as President from 1993 until February 1999, and as a Director since 1990. He served as Chief Operating Officer from 1990 through 1997. Mr. Kratz joined Cal Dive in 1984 and has held various offshore positions, including saturation diving supervisor, and has had management responsibility for client relations, marketing and estimating. From 1982 to 1983, Mr. Kratz was the owner of an independent marine construction company operating in the Bay of Campeche. Prior to 1982, he was a superintendent for Santa Fe and various international diving companies, and a saturation diver in the North Sea.

     Martin R. Ferron has served on our board of directors since September 1998. Mr. Ferron became President in February 1999 and has served as Chief Operating Officer since January 1998. Mr. Ferron has 20 years of experience in the oilfield industry, including seven in senior management positions with the international operations of McDermott Marine Construction and Oceaneering International Services, Limited. Mr. Ferron has a civil engineering degree, a master's degree in marine technology, an MBA and is a chartered civil engineer.

     S. James Nelson, Jr. is Vice Chairman and has been a Director of Cal Dive since 1990. Prior to October 2000, he was Executive Vice President and Chief Financial Officer. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., the former parent of Cal Dive, at which time he had corporate responsibility for Cal Dive. From 1980 to 1985, Mr. Nelson served as Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co., and, from 1976 to 1980, he was a partner serving on the firm's worldwide oil and gas industry team. Mr. Nelson received an undergraduate degree from Holy Cross College (B.S.) and an MBA from Harvard University; he is also a Certified Public Accountant.

     James Lewis Connor, III became Senior Vice President and General Counsel of Cal Dive in May 2002 and had previously served as Deputy General Counsel since May 2000. Mr. Connor has been involved with the oil and gas industry for nearly 20 years, including 11 years in his capacity as legal counsel to both companies and individuals. Prior to joining Cal Dive, Mr. Connor was a Senior Counsel at El Paso Production Company (formerly Sonat Exploration Company) from 1997 to 2000 and previously from 1995 to 1997 was a senior associate in the oil, gas and energy law section of Hutcheson & Grundy, L.L.P. Mr. Connor received his Bachelor of Science degree from Texas A&M University in 1979 and his law degree, with honors, from the University of Houston in 1991.

     A. Wade Pursell is Senior Vice President and Chief Financial Officer of Cal Dive International, Inc. In this capacity, which he was appointed to in October 2000, Mr. Pursell oversees the treasury, accounting, information technology, tax, administration and corporate planning functions. He joined Cal Dive in May 1997, as Vice President -- Finance and Chief Accounting Officer. From 1988 through 1997 he was with Arthur Andersen LLP, lastly as an Experienced Manager specializing in the offshore services industry (which included servicing the Cal Dive account from 1990 to 1997). Mr. Pursell received an undergraduate degree
(BS) from the University of Central Arkansas and is a Certified Public
Accountant.

     Gordon F. Ahalt has served on our board of directors since July 1990 and has extensive experience in the oil and gas industry. From 1982 to 2001, Mr. Ahalt was President of GFA, Inc., a petroleum industry management and financial consulting firm. From 1977 to 1980, he was President of the International Energy Bank, London, England. From 1980 to 1982, he served as Senior Vice President and Chief Financial Officer of Ashland Oil Company. Previously, Mr. Ahalt spent a number of years in executive positions with Chase Manhattan Bank. Mr. Ahalt serves as a director of The Houston Exploration Co., the Bancroft & Elsworth Convertible Funds and other private investment funds.

     Bernard J. Duroc-Danner has served on our board of directors since February 1999. Mr. Duroc-Danner is the Chairman, CEO and President of Weatherford International, Inc., an oilfield service company. Mr. Duroc-Danner also serves as Chairman of the Board of Grant Prideco; a manufacturer and supplier of oilfield drill pipe and related products, and as a director of Parker Drilling Company, a provider of contract drilling services and Universal Compression, a provider of a rental, sales, operations, maintenance and fabrication services and products to the domestic and international natural gas industry. Mr. Duroc-Danner holds a Ph.D. in economics from the Wharton School (University of Pennsylvania).

     William Transier has served on our board of directors since October 2000. He is Executive Vice President and Chief Financial Officer for Ocean Energy, Inc., a oil and gas exploration and production company, and oversees treasury, investor relations, human resources, and marketing and trading. He assumed his current position in 1999 following the merger of Ocean Energy and Seagull Energy Corporation. Previously, Mr. Transier served as Executive Vice President and Chief Financial Officer for Seagull and in the audit department of KPMG LLP. Mr. Transier received an undergraduate degree from the University of Texas and an MBA from Regis University. He is a director of Metals USA, an integrated metals processing and distribution company.

                          DESCRIPTION OF CAPITAL STOCK

     Our amended and restated articles of incorporation provide for authorized capital stock of 120,000,000 shares of common stock, of which 33,285,927 shares were issued and outstanding on May 2, 2002, and 5,000,000 shares of preferred stock, of which no shares are issued and outstanding. The following summary description of our capital stock is qualified in its entirety by reference to the articles of incorporation and our amended and restated bylaws, each of which is incorporated by reference.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share on all matters voted on by shareholders, and except as otherwise required by law or as provided in any resolution adopted by the board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power.

     Subject to any preferential rights of any outstanding series of preferred stock created by the board of directors from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets of Cal Dive available for distribution to such holders. The common stock is not convertible or redeemable and there are no sinking fund provisions therefore. Holders of the common stock are not entitled to any preemptive rights.

PREFERRED STOCK

     Our board of directors, without any action by our shareholders, is authorized to issue up to 5,000,000 shares of preferred stock, in one or more series and to determine the voting rights, preferences as to dividends and assets in liquidation and the conversion and other rights of each such series. There are no shares of preferred stock outstanding. See "Certain Anti-takeover Provisions" below with regard to the effect that the issuance of preferred stock might have on attempts to take over Cal Dive.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The articles of incorporation and bylaws contain a number of provisions that could make the acquisition of Cal Dive by means of a tender or exchange offer, a proxy contest or otherwise more difficult. The description of those provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation and the bylaws, which are incorporated by reference into this prospectus.

     Classified Board of Directors; Removal of Directors. Our directors are currently divided into three classes, only one class of which is subject to re-election in any given year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the board of directors. At least two annual meetings of shareholders generally will be required to effect a change in majority of the board of directors. Such a delay may help ensure that our directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to us and our shareholders and whether a majority of our shareholders believes that such a change would be desirable.

     The articles of incorporation provide that our directors may only be removed by the affirmative vote of the holders of 68% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors (the "Voting Stock").

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of Cal Dive, even though such an attempt might be beneficial to us and our shareholders. These provisions could thus increase the likelihood that incumbent directors will retain their positions. In addition, the classification provisions may discourage accumulations of large blocks of our common stock that are effected for purposes of changing the composition of the board of directors. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

     Preferred Stock. The articles of incorporation authorize the board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

      --   the designation of the series;

      -- the number of shares of the series, which number the board may thereafter (except where otherwise provided in the certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding);

      -- whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

      --   the dates at which dividends, if any, will be payable;

      -- the redemption rights and price or prices, if any, for shares of the series;

      -- the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

      -- the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Cal Dive;

      -- whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Cal Dive or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all of the terms and conditions upon which such conversion may be made;

      -- restrictions, if any, on the issuance of shares of the same series or of any other class or series; and

      -- voting rights, if any, of the shareholder of such series, which may include the right of such shareholders to vote separately as a class on any matter.

     We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares or preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

     Although the board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that, depending on the terms of such series, might impede the completion of a proxy contest, merger, tender or exchange offer or other attempt to obtain control of Cal Dive. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of Cal Dive and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of such stock.

     No Shareholder Action by Written Consent; Special Meetings. The articles of incorporation and bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The bylaws provide that special meetings of shareholders can be called only upon a written request by the chief executive officer or a majority of the members of the board of directors. Shareholders are not permitted to call a special meeting or to require that the board of directors call a special meeting.

     The provisions of the articles of incorporation and the bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal, including a shareholder proposal that a majority of shareholders believes to be in the best interest of Cal Dive, until the next annual meeting unless a special meeting is called. These provisions would also prevent the holders of a majority of the Voting Stock from unilaterally using written consents to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of shareholders prior to the time a majority of the board of directors believes such consideration to be appropriate.

     Amendment of Certain Provisions of the Articles of Incorporation and Bylaws. Under the Minnesota Business Corporation Act (the "MBCA"), the shareholders have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the articles of incorporation. The articles of incorporation provide that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and in addition to any other vote required by the articles of incorporation or bylaws, is required to amend provisions of the articles of incorporation of bylaws relating to:

      --   the prohibition of shareholder action without a meeting;

      --   the prohibition of shareholders calling a special meeting;

      --   the number, election and term of our directors;

      --   the removal of directors; and

      --   fixing a quorum for meetings of shareholders.

     The vote of the holders of a majority of the voting power of the outstanding shares of Voting Stock is required to amend all other provisions of the articles of incorporation. The bylaws further provide that the bylaws may be amended by the board of directors. These super-majority voting requirements will have the effect of making more difficult any amendment by shareholders of the bylaws or of any of the provisions that such amendment would be in their best interests.

     Anti-takeover Legislation. As a public corporation, we are governed by the provisions of Section 302A.673 of the MBCA. This anti-takeover provision may eventually operate to deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our common stock. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date. A "business combination" includes mergers, asset sales and other transaction. An "interested shareholder" is a person who is the beneficial owner of 10% or more of the corporation's Voting Stock. Reference is made to the detailed terms of Section 302A.673 of the MBCA.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The articles of incorporation contain a provision that eliminates, to the extent currently allowed under the MBCA, the personal monetary liability of a director to Cal Dive and our shareholders for breach of fiduciary duty of care as a director, except in certain circumstances. If a director of Cal Dive were to breach such fiduciary duty of care in performing duties as a director, neither Cal Dive nor our shareholders could recover monetary damages from the director, and the only course of action available to our shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of the fiduciary duty of care. To the extent certain claims against directors are limited to equitable remedies, this provision of the articles of incorporation may reduce the likelihood of derivative litigation against directors for breach of their fiduciary duty of care. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the board of directors' action, this remedy would be ineffective if the shareholder does not become aware of a transaction or event until after its has been completed. In such a situation, such shareholder would not have effective remedy against the directors.

     Our bylaws require us to indemnify directors and officers to the fullest extent permitted under Minnesota law. The MBCA provides that a corporation organized under the Minnesota law shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined in the MBCA) of the person, against judgments, penalties, fines, settlements, and reasonable expense incurred by the person in connection with the proceedings if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Selection 302A.521 of the MBCA contains detailed terms regarding such rights of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     All of the foregoing indemnification provisions include statements that such provisions are not to be deemed exclusive of any other right to indemnity to which a director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Wells Fargo Bank Northwest, National Association.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc., Raymond James & Associates, Inc. and Simmons & Company International are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                               NUMBER OF
NAME                                                            SHARES
----                                                           ---------
Morgan Stanley & Co. Incorporated...........................
Salomon Smith Barney Inc. ..................................
Raymond James & Associates, Inc. ...........................
Simmons & Company International.............................

                                                               ---------
Total.......................................................   4,000,000
                                                               =========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any of the shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commission. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriters' option is exercised in full, the
total price to the public would be $          , the total underwriters'
discounts and commissions would be $          and our total net proceeds would
be $          .

     We will pay substantially all of the expenses of the offering, which we
estimate will be approximately $          .

     We and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, each of them will not, directly or indirectly:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

      -- the sale of shares of common stock to the underwriters under the underwriting agreement;

      -- transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

      -- certain transfers to trusts or family limited partnerships, provided that a transferee agrees to be subject to the restrictions described above;

      -- sales after 30 days after the date of this prospectus of up to an aggregate of 30,000 shares of our common stock by certain of our executive officers; and

      -- issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus and consistent with past practices.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered under this prospectus will be passed upon by our Corporate Secretary, Andrew C. Becher, certain other legal matters will be passed upon for Cal Dive by our Senior Vice President and General Counsel, James Lewis Connor, III, and certain other legal matters will be passed upon for Cal Dive by Fulbright & Jaworski L.L.P., Houston, Texas. As of May 3, 2002 lawyers at Fulbright & Jaworski L.L.P. working on this offering owned 2,000 shares of our common stock. Baker Botts L.L.P., Houston, Texas will pass on certain legal matters for the underwriters. James Lewis Connor, III, Fulbright & Jaworski L.L.P. and Baker Botts L.L.P. will not pass on any matters of Minnesota law.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 2000 and 2001 and the related consolidated statements of operations, cash flows and shareholders' equity for the three years in the period ended December 31, 2001 included in this prospectus and incorporated by reference elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The estimated reserve evaluations (excluding Gunnison) and related calculations of Miller & Lents, Ltd. included or incorporated by reference in this prospectus and elsewhere in this registration statement have been included herein reliance upon the authority of said firm as an expert in petroleum engineering.

                                 OTHER MATTERS

     On March 14, 2002, our independent public accountant, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. Arthur Andersen LLP has pled not guilty and indicated that it intends to contest the indictment. Given the uncertainty surrounding the indictment, it may become difficult for you to seek remedies against Arthur Andersen LLP. Our Audit Committee has been monitoring these developments carefully, and has authorized management to obtain proposals from other "big five" accounting firms for our 2002 audit. We have not yet determined whether to engage independent public accountants other than Arthur Andersen LLP for our 2002 audit. As a public company, we are required to file with the Securities and Exchange Commission periodic financial statements audited or reviewed by an independent public accountant. The Securities and Exchange Commission has said that it will continue accepting financial statements audited by Arthur Andersen LLP, and interim financial statements reviewed by it, so long as Arthur Andersen LLP is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen LLP has made the required representations to us.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

     Our common stock is listed on the Nasdaq National Market System under the symbol "CDIS." Our reports, proxy statements and other information may be read and copied at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus constitutes part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the registration statement, and reference is made to the registration statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the document filed.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us.

     The following documents that we have filed with the SEC (File No. 0-22739) are incorporated by reference into this prospectus:

      --   Our Annual Report on Form 10-K for the year ended December 31, 2001;
           and

      --   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
           2002.

     All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed to be incorporated in this prospectus by reference and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superceded.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct a request for copies to us at 400 N. Sam Houston Parkway E., Suite 400, Houston, Texas, 77060, Attention: Corporate Secretary (telephone number: (281) 618-0400).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets--March 31, 2002, December 31,
  2001 and 2000.............................................  F-3
Consolidated Statements of Operations for the three months
  ended March 31, 2002 and 2001 and years ended December 31,
  2001, 2000 and 1999.......................................  F-4
Consolidated Statements of Shareholders' Equity for the
  three months ended March 31, 2002 and years ended December
  31, 2001, 2000 and 1999...................................  F-5
Consolidated Statements of Cash Flows for the three months
  ended March 31, 2002 and 2001 and years ended December 31,
  2001, 2000 and 1999.......................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Cal Dive International, Inc.:

     We have audited the accompanying consolidated balance sheets of Cal Dive International, Inc. (a Minnesota corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cal Dive International, Inc., and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                   ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 2002

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                             MARCH 31,    -------------------
                                                               2002         2001       2000
                                                            -----------   --------   --------
                                                            (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and cash equivalents...............................   $  4,103     $ 37,123   $ 44,838
  Restricted cash.........................................         --           --      2,624
  Accounts receivable--
     Trade, net of revenue allowance on gross amounts
       billed of $5,661, $4,262 and $1,770................     56,872       45,527     42,924
     Unbilled revenue.....................................     11,653       10,659      1,902
  Income tax receivable...................................         --           --     10,014
  Other current assets....................................     21,240       20,055     20,975
                                                             --------     --------   --------
          Total current assets............................     93,868      113,364    123,277
                                                             --------     --------   --------
Property and equipment....................................    480,863      423,742    266,102
  Less--Accumulated depreciation..........................    (94,221)     (92,430)   (67,560)
                                                             --------     --------   --------
                                                              386,642      331,312    198,542
Other assets:
  Goodwill, net...........................................     60,185       14,973     12,878
  Other assets, net.......................................     14,767       13,473     12,791
                                                             --------     --------   --------
                                                             $555,462     $473,122   $347,488
                                                             ========     ========   ========

                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................   $ 31,625     $ 42,252   $ 25,461
  Accrued liabilities.....................................     19,822       21,011     21,435
  Income taxes payable....................................         --           --         --
  Current maturities of long-term debt....................      4,550        1,500         --
                                                             --------     --------   --------
          Total current liabilities.......................     55,997       64,763     46,896
                                                             --------     --------   --------
Long-term debt............................................    163,920       98,048     40,054
Deferred income taxes.....................................     58,178       54,631     38,272
Decommissioning liabilities...............................     32,528       29,331     27,541
Redeemable stock in subsidiary............................      7,688           --         --
Commitments and contingencies
Shareholders' equity:
  Common stock, no par, 120,000 shares authorized, 46,837,
     46,239 and 45,885 shares issued......................    104,332       99,105     93,838
  Retained earnings.......................................    136,571      133,570    104,638
  Treasury stock, 13,602, 13,783 and 13,640 shares, at
     cost.................................................     (3,752)      (6,326)    (3,751)
                                                             --------     --------   --------
          Total shareholders' equity......................    237,151      226,349    194,725
                                                             --------     --------   --------
                                                             $555,462     $473,122   $347,488
                                                             ========     ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              THREE MONTHS
                                             ENDED MARCH 31,       YEAR ENDED DECEMBER 31,
                                            -----------------   ------------------------------
                                             2002      2001       2001       2000       1999
                                            -------   -------   --------   --------   --------
                                               (UNAUDITED)
Net revenues:
  Subsea and salvage......................  $44,370   $31,282   $163,740   $110,217   $128,435
  Natural gas and oil production..........    9,558    27,200     63,401     70,797     32,519
                                            -------   -------   --------   --------   --------
                                             53,928    58,482    227,141    181,014    160,954
Cost of sales:
  Subsea and salvage......................   37,690    25,170    127,047     94,104    103,113
  Natural gas and oil production..........    5,120    11,054     33,183     31,541     20,590
                                            -------   -------   --------   --------   --------
     Gross profit.........................   11,118    22,258     66,911     55,369     37,251
Selling and administrative expenses.......    6,306     5,607     21,325     20,800     13,227
                                            -------   -------   --------   --------   --------
  Income from operations..................    4,812    16,651     45,586     34,569     24,024
  Equity in earnings of Aquatica, Inc.....       --        --         --         --        600
  Net interest (income) expense and
     other................................      196       291      1,290        554       (849)
                                            -------   -------   --------   --------   --------
Income before income taxes................    4,616    16,360     44,296     34,015     25,473
  Provision for income taxes..............    1,615     5,726     15,504     11,555      8,465
  Minority Interest.......................       --      (140)      (140)      (866)       109
                                            -------   -------   --------   --------   --------
          Net income......................  $ 3,001   $10,774   $ 28,932   $ 23,326   $ 16,899
                                            =======   =======   ========   ========   ========
Net income per share:
  Basic...................................  $  0.09   $  0.33   $   0.89   $   0.74   $   0.56
  Diluted.................................     0.09      0.33       0.88       0.72       0.55
                                            =======   =======   ========   ========   ========
Weighted average common shares
  outstanding:
  Basic...................................   32,648    32,308     32,449     31,588     30,016
  Diluted.................................   32,932    33,072     33,055     32,341     30,654
                                            =======   =======   ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                COMMON STOCK                    TREASURY STOCK         TOTAL
                             ------------------   RETAINED    ------------------   SHAREHOLDERS'
                             SHARES     AMOUNT    EARNINGS    SHARES     AMOUNT       EQUITY
                             -------   --------   ---------   -------   --------   -------------
Balance, December 31,
  1998.....................  42,804    $ 52,981   $ 64,413    (13,640)  $(3,751)     $113,643
Net income.................      --          --     16,899         --        --        16,899
Activity in company stock
  plans, net...............     594       4,174         --         --        --         4,174
Acquisition of Aquatica,
  Inc......................   1,392      16,156         --         --        --        16,156
                             ------    --------   --------    -------   -------      --------
Balance, December 31,
  1999.....................  44,790      73,311     81,312    (13,640)   (3,751)      150,872
Net income.................      --          --     23,326         --        --        23,326
Activity in company stock
  plans, net...............     485       5,740         --         --        --         5,740
Sale of common stock,
  net......................     610      14,787         --         --        --        14,787
                             ------    --------   --------    -------   -------      --------
Balance, December 31,
  2000.....................  45,885      93,838    104,638    (13,640)   (3,751)      194,725
Net income.................      --          --     28,932         --        --        28,932
Activity in company stock
  plans, net...............     354       5,267         --         --        --         5,267
Purchase of treasury
  shares...................      --          --         --       (143)   (2,575)       (2,575)
                             ------    --------   --------    -------   -------      --------
Balance, December 31,
  2001.....................  46,239      99,105    133,570    (13,783)   (6,326)      226,349
Net income (unaudited).....      --          --      3,001         --        --         3,001
Activity in company stock
  plans, net (unaudited)...     598       3,511         --         --        --         3,511
Canyon acquisition
  (unaudited)..............      --       1,716         --        181     2,574         4,290
                             ------    --------   --------    -------   -------      --------
Balance, March 31, 2002
  (unaudited)..............  46,837    $104,332   $136,571    (13,602)  $(3,752)     $237,151
                             ======    ========   ========    =======   =======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                            THREE MONTHS
                                           ENDED MARCH 31,        YEAR ENDED DECEMBER 31,}
                                         -------------------   -------------------------------
                                           2002       2001       2001        2000       1999
                                         --------   --------   ---------   --------   --------
                                             (UNAUDITED)
Cash flows from operating activities:
  Net income...........................  $  3,001   $ 10,774   $  28,932   $ 23,326   $ 16,899
  Adjustments to reconcile net income
     to net cash provided by operating
     activities--Depreciation and
     amortization......................     6,313     10,394      34,533     30,730     20,615
     Deferred income taxes.............     1,196      3,912      15,504     21,085      4,298
     Equity in earnings of Aquatica,
       Inc.............................        --         --          --         --       (600)
     Gain on sale of assets............        --         --      (1,881)    (3,292)    (8,454)
     Changes in operating assets and
       liabilities:
       Accounts receivable, net........     4,329      4,137     (13,594)     6,723    (16,918)
       Other current assets............        68      4,312       2,760     (4,298)    (6,468)
       Accounts payable and accrued
          liabilities..................   (25,312)      (265)     21,263     (1,030)    21,217
       Income taxes receivable.........        --      9,323      10,014     (7,256)      (430)
       Other noncurrent, net...........      (241)    (2,120)     (8,424)   (12,287)    (4,660)
                                         --------   --------   ---------   --------   --------
          Net cash (used in) provided
            by operating activities....   (10,646)    40,467      89,107     53,701     25,499
                                         --------   --------   ---------   --------   --------
Cash flows from investing activities:
  Capital expenditures.................   (35,703)   (19,655)   (151,261)   (95,124)   (77,447)
  Purchase of Canyon Offshore, Inc. ...   (49,748)        --          --         --         --
  Purchase of Professional Divers of
     New Orleans, Inc., net............        --    (11,500)    (11,500)        --         --
  Cash (restricted) available for
     acquisitions......................        --        (30)      2,624      6,062     (8,222)
  Investment in Aquatica, Inc..........        --         --          --         --        442
  Prepayments and deposits related to
     salvage operations................        --        782         782        826      7,684
  Proceeds from sales of property......        --         --       1,530      3,124     28,931
  Insurance proceeds from loss of
     vessel............................        --         --          --      7,118         --
                                         --------   --------   ---------   --------   --------
          Net cash used in investing
            activities.................   (85,451)   (30,403)   (157,825)   (77,994)   (48,612)
                                         --------   --------   ---------   --------   --------
Cash flows from financing activities:
  Exercise of stock warrants and
     options, net......................     3,127      1,791       4,084      2,980      2,043
  Purchase of treasury stock...........        --         --      (2,575)        --         --
  Sale of common stock, net of
     transaction costs.................        --         --          --     14,787         --
  Borrowings under MARAD loan
     facility..........................    14,914         --      59,494     40,054         --
  Borrowings on Line of Credit.........    45,862         --          --         --         --
  Repayment of Capital Leases..........      (826)        --          --         --         --
                                         --------   --------   ---------   --------   --------
          Net cash provided by
            financing activities.......    63,077      1,791      61,003     57,821      2,043
                                         --------   --------   ---------   --------   --------
Net increase (decrease) in cash and
  cash equivalents.....................   (33,020)    11,855      (7,715)    33,528    (21,070)
Cash and cash equivalents:
  Balance, beginning of period.........    37,123     44,838      44,838     11,310     32,380
                                         --------   --------   ---------   --------   --------
  Balance, end of period...............  $  4,103   $ 56,693   $  37,123   $ 44,838   $ 11,310
                                         ========   ========   =========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     Cal Dive International, Inc. (Cal Dive, CDI or the Company), headquartered in Houston, Texas, owns, staffs and operates twenty-two marine construction vessels and a derrick barge in the Gulf of Mexico. The Company provides a full range of services to offshore oil and gas exploration and production and pipeline companies, including underwater construction, well operations, maintenance and repair of pipelines and platforms, and salvage operations. Diving and vessel support services in the shallow water market are provided by Aquatica, Inc., a wholly-owned subsidiary based in Lafayette, Louisiana. In January 2002, the Company expanded its Deepwater services through acquisition of Canyon Offshore, Inc. See footnote 17.

     In September 1992, Cal Dive formed a wholly-owned subsidiary, Energy Resource Technology, Inc. (ERT), to purchase non-core producing offshore oil and gas properties and those which are in the later stages of their economic lives. ERT is a fully bonded offshore operator and, in conjunction with the acquisition of properties, assumes the responsibility to decommission the property in full compliance with all governmental regulations. CDI has expanded the scope of its gas and oil operations by taking a working interest in Gunnison, a Deepwater development of Kerr-McGee Oil & Gas Corporation which has encountered significant reserves. The company is expanding its Deepwater Hub strategy by agreeing to participate in the ownership of the Marco Polo production facility.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  GOODWILL

     Through the end of 2001, goodwill was amortized on the straight-line method over its estimated useful life. Accumulated amortization as of December 31, 2001 and 2000 was $1.9 million and $1.2 million, respectively. The Company continually evaluated whether subsequent events or circumstances had occurred which indicated that the remaining useful life of goodwill might warrant revision or that the remaining balance of goodwill might not be recoverable. Management believes that there have been no events or circumstances which warrant revision to the remaining useful life or which affect recoverability of goodwill.

     In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which supersedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The provisions of SFAS 141 were effective for transactions accounted for using the purchase method completed after June 30, 2001. The Company had no business combination completed between June 30, 2001 and December 31, 2001.

     In July 2001, the FASB also issued SFAS No. 142, Goodwill and Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and addresses the impairment testing and recognition for goodwill and intangible assets. SFAS 142, which is effective for 2002, applies to goodwill and intangible assets arising from transactions completed before and after the statement's effective date. The Company adopted this standard effective January 1, 2002, the effect of which was immaterial to CDI's financial position and results of operations (unaudited).

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided primarily on the straight-line method over the estimated useful lives of the assets.

     All of the Company's interests in natural gas and oil properties are located offshore in United States waters. The Company follows the successful efforts method of accounting for its interests in natural gas and oil properties. Under the successful efforts method, the costs of successful wells and leases containing productive reserves are capitalized. Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

     ERT acquisitions of producing offshore properties are recorded at the value exchanged at closing together with an estimate of its proportionate share of the undiscounted decommissioning liability assumed in the purchase based upon its working interest ownership percentage. In estimating the decommissioning liability assumed in offshore property acquisitions, the Company performs detailed estimating procedures, including engineering studies. All capitalized costs are amortized on a unit-of-production basis (UOP) based on the estimated remaining oil and gas reserves. Properties are periodically assessed for impairment in value, with any impairment charged to expense.

     In July 2001, the FASB released SFAS No. 143, Accounting for Asset Retirement Obligations, which is required to be adopted by the Company no later than January 1, 2003. SFAS 143 addresses the financial accounting and reporting obligations and retirement costs related to the retirement of tangible long-lived assets. The Company is currently reviewing the provisions of SFAS 143 to determine the standard's impact, if any, on its financial statements upon adoption. Among other things SFAS 143 will require oil and gas companies to reflect decommissioning liabilities on the face of the balance sheet, something ERT has done since inception on an undiscounted basis.

     The following is a summary of the components of property and equipment (dollars in thousands):

                                                      ESTIMATED
                                                     USEFUL LIFE     2001       2000
                                                     -----------   --------   --------
Construction in progress...........................      N/A       $221,916   $111,250
Vessels............................................       15        103,929     78,776
Offshore leases and equipment......................      UOP         72,157     60,679
Gunnison property under development................      N/A         10,177         --
Machinery, equipment and leasehold improvements....        5         15,563     15,397
                                                                   --------   --------
  Total property and equipment.....................                $423,742   $266,102
                                                                   ========   ========

     In July 1999, the CDI Board of Directors approved the construction of the Q4000, a newbuild, ultra-deepwater multi-purpose vessel, for a total estimated cost of $150 million and, in June 2001, approved modification to the original construction contract increasing the total estimated costs to $182 million. Amounts incurred on this project and the conversion of the Intrepid pipelay vessel are included in Construction in Progress ($1.9 million of which is capitalized interest).

     The cost of repairs and maintenance of vessels and equipment is charged to operations as incurred, while the cost of improvements is capitalized. Total repair and maintenance charges were $8,501,000, $4,343,000 and $6,031,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for the Company beginning January 1, 2002. SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions relating to the disposal of a segment of a business of

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

APB Opinion No. 30. The Company adopted this standard effective January 1, 2002, the effect of which was immaterial to CDI's financial position and results of operations (unaudited).

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  EARNINGS PER SHARE

     The Company computes and presents earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS 128 requires the presentation of "basic" EPS and "diluted" EPS on the face of the statement of operations. Basic EPS is computed by dividing the net income available to common shareholders by the weighted-average shares of outstanding common stock. The calculation of diluted EPS is similar to basic EPS except that the denominator includes dilutive common stock equivalents, which were stock options, less the number of treasury shares assumed to be purchased from the proceeds with the exercise of stock options.

  REVENUE RECOGNITION

     The Company earns the majority of its subsea service and salvage contracting revenues during the summer and fall months. Revenues are derived from billings under contracts (which are typically of short duration) that provide for either lump-sum turnkey charges or specific time, material and equipment charges which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on such contracts are made in the period such losses are determined. Unbilled revenue represents revenue attributable to work completed prior to year-end which has not yet been invoiced. All amounts included in unbilled revenue at December 31, 2001 are expected to be billed and collected within one year.

  REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED

     The Company bills for work performed in accordance with the terms of the applicable contract. The gross amount of revenue billed will include not only the billing for the original amount quoted for a project but also include billings for services provided which the Company believes are outside the scope of the original quote. The Company establishes a revenue allowance for these additional billings based on its collections history if conditions warrant such a reserve.

  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The market for the Company's products and services is the offshore oil and gas industry. Oil and gas companies make capital expenditures on exploration, drilling and production operations offshore, the level of which is generally dependent on the prevailing view of the future oil and gas prices, which have been characterized by significant volatility in recent years. The Company's customers consist primarily of major, well-established oil and pipeline companies and independent oil and gas producers. The Company performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary. The percent of consolidated revenue of major customers was as follows: 2001--Horizon Offshore, Inc. (18%), Enron Corp. (10%); 2000--Enron Corp. (13%); and 1999--EEX Corporation (13%).

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

     In March 2001, CDI and Horizon Offshore, Inc. announced that the Alliance Agreement covering operation on the Outer Continental Shelf was extended for a three-year period. Principal features of the Alliance are that CDI provides Dive Support Vessel services behind Horizon pipelay barges while Horizon supplies pipelay, derrick barge and heavy lift capacity to Cal Dive. The Alliance was also expanded to include CDI providing the diving personnel working from Horizon barges, a service Horizon handled internally in 2000. During 2001 the Company also provided dynamically positioned vessels to support Horizon projects for Pemex in Mexican waters of the Gulf of Mexico.

  INCOME TAXES

     Deferred taxes are recognized for revenues and expenses reported in different years for financial statement purposes and income tax purposes in accordance with SFAS No. 109, Accounting for Income Taxes. The statement requires, among other things, the use of the liability method of computing deferred income taxes. The liability method is based on the amount of current and future taxes payable using tax rates and laws in effect at the balance sheet date.

  DEFERRED DRYDOCK CHARGES

     The Company accounts for regulatory (U.S. Coast Guard, American Bureau of Shipping and Det Norske Veritas) related drydock inspection and certification expenditures by capitalizing the related costs and amortizing them over the 30-month period between regulatory mandated drydock inspections and certification. During the years ended December 31, 2001, 2000 and 1999, drydock amortization expense was $3.1 million, $2.2 million and $1.7 million, respectively. This predominant industry practice provides appropriate matching of expenses with the period benefitted (i.e., certification to operate the vessel for a 30-month period between required drydock inspections).

  STATEMENT OF CASH FLOW INFORMATION

     The Company defines cash and cash equivalents as cash and all highly liquid financial instruments with original maturities of less than three months. During the years ended December 31, 2001, 2000 and 1999, the Company made cash payments for interest charges, net of interest capitalized, of $662,000, $-0- and $-0-, respectively, and made cash payments for federal income taxes of approximately $-0-, $1,800,000 and $4,075,000, respectively.

  RECLASSIFICATIONS

     Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes to make them consistent with the current presentation format.

3.  ACQUISITION OF DEEPWATER VESSELS

     In May 2001, Cal Dive acquired a dynamically positioned (DP) marine construction vessel, the Mystic Viking (formerly the Bergen Viking). The 240 foot by 52 foot vessel is DP-2 class, similar to the Witch Queen. The Mystic Viking replaces the Balmoral Sea (lost during 2000) and the Cal Dive Aker Dove (Cal Dive's ownership was transferred to Aker effective April 1, 2001).

     In October 2001, Cal Dive announced the acquisition of another DP marine construction vessel, the Eclipse (formerly the C.S. Seaspread). The 370 foot by 67 foot vessel is a sister ship to Coflexip Stena Offshore's Constructor and EMC's Bar Protector. She was sold out of the energy services industry into the telecom cable sector in the early 1990s. Following delivery in the first quarter of 2002, her original marine construction features will be restored by installing a saturation diving system (salvaged from the Balmoral Sea), restoring the ballast system, and upgrading the DP system to DP-2 standards. The total cost of the two

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES vessels acquired and related upgrades will approximate $40 million, the majority of which has been expended as of December 31, 2001.

4.  OFFSHORE PROPERTY TRANSACTIONS

     ERT purchased working interests of 3% to 75% in four offshore blocks during 2001 in exchange for assumption of the pro-rata share of the decommissioning obligations. In addition, during 2001 ERT purchased a working interest of 55% in Vermilion 201 for $2.5 million (see footnote 5). In the first quarter of 2000, ERT acquired interests in six offshore blocks from EEX Corporation and agreed to operate the remaining EEX properties on the Outer Continental Shelf (OCS). The acquired offshore blocks include working interests from 40% to 75% in five platforms, one caisson and 13 wells. ERT agreed to a purchase price of $4.9 million and assumed EEX's prorated share of the abandonment obligation for the acquired interests, and entered into a two-year contract to manage the remaining EEX operated properties. Additionally, in April 2000, ERT acquired a 20% interest in Gunnison. See further discussion in footnote 5. During the first four months of 1999, in four separate transactions, ERT acquired interests in 20 blocks and interests in six blocks involving two separate fields in exchange for cash as well as assumption of the pro-rata share of the related decommissioning liabilities. In connection with 2001, 2000 and 1999 offshore property acquisitions, ERT assumed net abandonment liabilities estimated at approximately $3,100,000, $4,200,000, and $19,500,000 respectively.

     ERT production activities are regulated by the federal government and require significant third-party involvement, such as refinery processing and pipeline transportation. The Company records revenue from its offshore properties net of royalties paid to the Minerals Management Service (MMS). Royalty fees paid totaled approximately $15.2 million, $11.7 million and $4 million for the years ended 2001, 2000 and 1999, respectively. In accordance with federal regulations that require operators in the Gulf of Mexico to post an area wide bond of $3 million, the MMS has allowed the Company to fulfill such bonding requirements through an insurance policy.

     During each of the past three years ERT has sold its interests in certain fields as well as the platforms and a pipeline. An ERT operating policy provides for the sale of assets when the expected future revenue stream can be accelerated in a single transaction. The net result of these sales was to add two cents, four cents and seven cents to diluted earnings per share for the years ending December 31, 2001, 2000 and 1999, respectively. These sales were structured as Section 1031 "Like Kind" exchanges for tax purposes. Accordingly, the cash received was restricted to use for subsequent acquisitions of additional natural gas and oil properties.

     In March 2002 and April 2002, ERT entered into swap contracts which require payments to (or receipts from) counter parties based on the difference between a fixed and a variable price for a commodity. The payments under these contracts will be based on 1,464,000 Mmcf of natural gas at a fixed price of $3.46/Mcf over six months and 100,800 barrels of oil at an average fixed price of $25.87/Bbl. over six months. Management believes these levels represent approximately one-third of ERT's production over the next six months. Under SFAS 133, we account for these transactions as speculative and record the transactions as assets or liabilities, as applicable, and record any gain or loss on settled transactions, and the change in market value, of unsettled positions at the end of each reporting period in our consolidated statement of operations. The impact of the swap contracts for the quarter ended March 31, 2002 was immaterial to the financial statements (unaudited).

5.  RELATED PARTY TRANSACTIONS

     In April 2000, ERT acquired a 20% working interest in Gunnison, a Deepwater Gulf of Mexico prospect of Kerr-McGee Oil & Gas Corporation. Consistent with CDI's philosophy of avoiding exploratory risk, financing for the exploratory costs (initially estimated at $15 million) was provided by an investment partnership (OKCD Investments, Ltd.), the investors of which are CDI senior management, in exchange for a

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

25% revenue override of CDI's 20% working interest. CDI provided no guarantees to the investment partnership. At this time, the Board of Directors established three criteria to determine a commercial discovery and the commitment of Cal Dive funds: 75 million barrels (gross) of reserves, total development costs of $500 million consistent with 75 MBOE, and a CDI estimated shareholder return of no less than 12%. Kerr-McGee, the operator, drilled several exploration wells and sidetracks in 3,200 feet of water at Garden Banks 667, 668 and 669 (the Gunnison prospect) and encountered significant potential reserves resulting in the three criteria being achieved during 2001. The exploratory phase was expanded to ensure field delineation resulting in the investment partnership which assumed the exploratory risk funding over $20 million of exploratory drilling costs, considerably above the initial $15 million estimate. With the sanctioning of a commercial discovery, the Company will fund ongoing development and production costs. Cal Dive's share of such project development costs is estimated in a range of $100 million to $110 million ($15.8 million of which had been incurred by December 31, 2001) with over half of that for construction of the spar. CDI has received a commitment from a financial institution to provide construction funding for the spar, including an option for CDI to convert this loan facility into a long-term (20 year) leveraged lease after the spar is placed in service. See footnote 10.

     During the fourth quarter of 2000 another investment partnership composed of Company management and industry sources funded the drilling of a deep exploratory well at ERT's Vermilion 201 field. Effective January 1, 2001, ERT acquired approximately 55% of this investment partnership's interest in the reserves discovered for $2.5 million.

     As part of the process of obtaining funding for the exploratory costs of the above projects, several outside third parties were solicited. Management believes that the structure of these transactions was both consistent with the guidelines and at least as favorable to the Company and ERT as could have been obtained from the third parties.

6. ACQUISITION OF PROFESSIONAL DIVERS OF NEW ORLEANS, INC. (PDNO) AND AQUATICA, INC.

     In March 2001, CDI acquired substantially all of the assets of Professional Divers of New Orleans, Inc. (PDNO) in exchange for $11.5 million. The assets purchased included the Sea Level 21 (a 165-foot four-point moored DSV renamed the Mr. Sonny), three utility vessels and associated diving equipment including two saturation diving systems. This acquisition was accounted for as a purchase with the acquisition price of $11.5 million being allocated to the assets acquired and liabilities assumed based upon their estimated fair values with the balance of the purchase price ($2.8 million) being recorded as excess of cost over net assets acquired (goodwill).

     In February 1998, CDI purchased a significant minority equity interest in Aquatica, Inc., a shallow water diving company. CDI accounted for this investment on the equity basis of accounting for financial reporting purposes. The related Shareholder Agreement provided that the remaining shares of Aquatica, Inc. could be converted into Cal Dive shares based on a formula which, among other things, valued the shares of Aquatica, Inc. Effective August 1, 1999, 1.4 million shares of common stock of Cal Dive were issued for all of the remaining common stock of Aquatica, Inc. pursuant to these terms. This acquisition was accounted for as a purchase with the acquisition price of $16.2 million being allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $6.4 million and $2.2 million, respectively. The balance of the purchase price ($12 million) was recorded as excess of cost over net assets acquired (goodwill). Results of operations for Aquatica, Inc. are consolidated with those of Cal Dive for periods subsequent to August 1, 1999.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

7.  ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (in thousands):

                                                               2001      2000
                                                              -------   -------
Accrued payroll and related benefits........................  $ 6,880   $ 5,520
Workers' compensation claims................................    1,537       559
Workers' compensation claims to be reimbursed...............    6,276     6,133
Royalties payable...........................................    3,207     4,743
Other.......................................................    3,111     4,480
                                                              -------   -------
          Total accrued liabilities.........................  $21,011   $21,435
                                                              =======   =======

8.  LONG-TERM DEBT

     In August 2000, the Company closed a $138.5 million long-term financing for construction of the Q4000. This U.S. Government guaranteed financing is pursuant to Title XI of the Merchant Marine Act of 1936 which is administered by the Maritime Administration ("MARAD Debt"). In January 2002, the Maritime Administration agreed to expand the facility to $160 million to include the modifications to the vessel which had been approved during 2001. At the time the financing closed in 2000, the Company made an initial draw of $40.1 million toward construction costs. During 2001, the Company borrowed $59.5 million on this facility and during the first quarter of 2002 drew an additional $14.9 million (unaudited).

     The MARAD Debt will be payable in equal semi-annual installments beginning six months after delivery of the newbuild Q4000 and maturing 25 years from such date. It is collateralized by the Q4000, with CDI guaranteeing 50% of the debt, and bears an interest rate which currently floats at a rate approximating AAA Commercial Paper yields plus 20 basis points (2.25% as of December 31, 2001). For a period up to two years from delivery of the vessel in April 2002 CDI has options to lock in a fixed rate. In accordance with the MARAD Debt agreements, CDI is required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements. As of December 31, 2001 and March 31, 2002 (unaudited), the Company was in compliance with these covenants.

     Since April 1997, the Company has had a revolving credit facility of $40 million available. The Company drew upon this facility only 134 days during the past four years with maximum borrowing of $11.9 million. The Company had no outstanding balance under this facility as of December 31, 2001. In February 2002, the Company amended this facility, expanding the amount available to $60 million and extending the term three years. This facility is collateralized by accounts receivable and most of the remaining vessel fleet, bears interest at LIBOR plus 125-250 basis points depending on CDI leverage ratios and, among other restrictions, includes three financial covenants (cash flow leverage, minimum interest coverage and fixed charge coverage). As of March 31, 2002, the Company was in compliance with these covenants (unaudited). As of March 31, 2002, the Company had drawn $45.8 million (unaudited) under this revolving credit facility. See project financing of Gunnison spar at footnote 10.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

9.  FEDERAL INCOME TAXES

     Federal income taxes have been provided based on the statutory rate of 35 percent adjusted for items which are allowed as deductions for federal income tax reporting purposes, but not for book purposes. The primary differences between the statutory rate and the Company's effective rate are as follows:

                                                              2001   2000   1999
                                                              ----   ----   ----
Statutory rate..............................................   35%    35%    35%
Research and development tax credits........................   (2)    (2)    (3)
Other.......................................................    2      1      1
                                                               --     --     --
  Effective rate............................................   35%    34%    33%
                                                               ==     ==     ==

     Components of the provision for income taxes reflected in the statements of operations consist of the following (in thousands):

                                                            2001      2000      1999
                                                           -------   -------   ------
Current..................................................  $    --   $    --   $4,167
Deferred.................................................   15,504    11,555    4,298
                                                           -------   -------   ------
                                                           $15,504   $11,555   $8,465
                                                           =======   =======   ======

     Deferred income taxes result from those transactions which affect financial and taxable income in different years. The nature of these transactions and the income tax effect of each as of December 31, 2001 and 2000, is as follows (in thousands):

                                                                2001      2000
                                                              --------   -------
Deferred tax liabilities--
  Depreciation..............................................  $ 54,631   $38,272
Deferred tax assets--
  Reserves, accrued liabilities and other...................   (16,122)   (9,991)
  Valuation allowance (R&D credit)..........................    13,528     8,252
                                                              --------   -------
     Net deferred tax liability.............................  $ 52,037   $36,533
                                                              ========   =======

     CDI effectively paid no federal income taxes in 2001 and 2000 due to the deduction of Q4000 construction costs as research and development for federal tax purposes. The Company paid $1.8 million of federal income taxes during 2000, but the amount was refunded in January 2001 upon completing our research and development analysis and filing for the refund. In addition, we filed amended tax returns for 1998 and 1999, deducting such costs, resulting in refunds of $8.2 million which were collected in January 2001. These amounts were reflected as Income Tax Receivable in the accompanying consolidated balance sheets as of December 31, 2000.

10.  COMMITMENTS AND CONTINGENCIES:

  LEASE COMMITMENTS

     During 1999, CDI acquired an interest in Cal Dive Aker CAHT I, LLC (CAHT
I), the company which owned the Cal Dive Aker Dove (a newbuild DP anchor handling and subsea construction vessel which commenced operations in September
1999) for a total of $18.9 million. CDI effectively owned 56% of CAHT I and, accordingly, results of operations of this company were consolidated in the accompanying financial statements with Aker's share being reflected as minority interest. In December, 1999 CAHT I entered into a sale-leaseback of the Cal Dive Aker Dove. Cal Dive's portion of the sale proceeds received totaled $20 million. The lease was accounted for as an operating lease. Effective April 1, 2001, Coflexip's

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES acquisition of Aker enabled CDI to "put" its interest in CAHT I back to Aker in return for Aker assuming all of CDI's obligations and guarantees under the sale-leaseback.

     In November 2001, ERT (with a corporate guarantee by CDI) entered into a five-year lease transaction with a special purpose entity owned by a third party to fund CDI's portion of the construction costs ($67 million) of the spar for the Gunnison field. This lease is expected to be accounted for as an operating lease upon completion of the construction and includes an option for the Company to convert the lease into a long-term (20 year) leveraged lease after construction is completed. As of December 31, 2001 and March 31, 2002, the special purpose entity had drawn down $5.6 million and $12.1 million (unaudited), respectively, on this facility. Accrued interest cost on the outstanding balance is capitalized to the cost of the facility during construction and is payable monthly thereafter. The principal balance of $67 million is due at the end of five years if the long-term leverage lease option is not taken. The facility bears interest at LIBOR plus 225-300 basis points depending on CDI leverage ratios and includes, among other restrictions, three financial covenants (cash flow leverage, minimum interest coverage and debt to total book capitalization). The Company was in compliance with these covenants as of December 31, 2001 and March 31, 2002 (unaudited). This facility has yet to be syndicated. We are working with the agent of the facility to modify the facility and are discussing the conversion of the facility to a term loan in a reduced amount.

     The Company occupies several facilities under noncancelable operating leases, with the more significant leases expiring in the years 2004 and 2007. Future minimum rentals under these leases are $2,380,000 at December 31, 2001 with $701,000 due in 2002, $669,000 in 2003, $605,000 in 2004, $135,000 in 2005,
$135,000 in 2006 and $135,000 thereafter. Total rental expense under these operating leases was $779,000, $721,000 and $673,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     In December 2001, CDI signed a letter of intent to form a 50-50 venture with El Paso Energy Partners to construct, install and own a Deepwater production hub platform and associated facilities primarily for Anadarko Petroleum Corporation's Marco Polo field discovery at Green Canyon 608 in the Gulf of Mexico. CDI's share of the construction costs is estimated to be $100 million. CDI, along with El Paso, is currently negotiating project financing for this venture, terms of which would include a 30% equity component for CDI.

INSURANCE

     The Company carries Hull and Increased Value insurance which provides coverage for physical damage to an agreed amount for each vessel. The deductibles are based on the value of the vessel with a maximum deductible of $500,000 on the Q4000. Other vessels carry deductibles between $100,000 and $350,000. The Company also carries Protection and Indemnity insurance which covers liabilities arising from the operation of the vessel and General Liability insurance which covers liabilities arising from construction operations. The deductible on both the P&I and General Liability is $100,000 per occurrence. Onshore employees are covered by Workers' Compensation. Offshore employees, including divers and tenders and marine crews, are covered by an Excess Maritime Employers Liability insurance policy which covers Jones Act exposures and includes a deductible of $50,000 per occurrence. In excess of the liability policies named above, the Company carries various layers of Umbrella Liability for total limits of $135,000,000 excess of primary for all vessels except the Q4000. Total limits on the Q4000 are $160,000,000 excess of primary. The Company's self insured retention on its medical and health benefits program for employees is $50,000 per claim.

     In June 2000, the DP DSV Balmoral Sea caught fire while dockside in New Orleans, LA as the vessel was being prepared to enter drydock for an extended period. The vessel was deemed a total loss by insurance underwriters. Her book value (approximately $7 million) was fully insured as were all salvage and removal costs. Payments from the insurance companies were received during the fourth quarter of 2000.

     The Company incurs workers' compensation claims in the normal course of business, which management believes are covered by insurance. The Company, its insurers and legal counsel analyze each claim for

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES potential exposure and estimate the ultimate liability of each claim. Amounts accrued and receivable from insurance companies, above the applicable deductible limits, are reflected in other current assets in the consolidated balance sheet. Such amounts were $6,276,000 and $6,133,000 as of December 31, 2001 and 2000, respectively. See related accrued liabilities at footnote 7. The Company has not incurred any significant losses as a result of claims denied by its insurance carriers.

  LITIGATION

     The Company is involved in various routine legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and Jones Act as a result of alleged negligence. In addition, the Company from time to time incurs other claims, such as contract disputes, in the normal course of business. The Company believes that the outcome of all such proceedings would not have a material adverse effect on its consolidated financial position, results of operations or net cash flows.

     In 1998, one of the Company's subsidiaries entered into a subcontract with Seacore Marine Contractors Limited to provide the Sea Sorceress to a Coflexip subsidiary in Canada. Due to difficulties with respect to the sea states and soil conditions the contract was terminated and an arbitration to recover damages was commenced. A preliminary liability finding has been made by the arbitrator against Seacore and in favor of the Coflexip subsidiary. Cal Dive was not a party to this arbitration proceeding. Only one of the grounds is potentially applicable to our subsidiary. In the event that Seacore chooses to seek contribution from our subsidiary which could entail another arbitration, it is anticipated that the Company's exposure, if any, should be less than $500,000. In another lengthy commercial dispute, EEX Corporation sued Cal Dive and others alleging breach of fiduciary duty by a former EEX employee and damages resulting from certain construction and property acquisition agreements. Cal Dive has responded alleging EEX Corporation breached various provisions of the same contracts and is defending the litigation vigorously. Although such litigation has the potential of significant liability, the Company believes that the outcome of all such proceedings is not likely to have a material adverse effect on its consolidated financial position, results of operations or net cash flows.

11.  EMPLOYEE BENEFIT PLANS

  DEFINED CONTRIBUTION PLAN

     The Company sponsors a defined contribution 401(k) retirement plan covering substantially all of its employees. The Company's contributions are in the form of cash and are determined annually as 50 percent of each employee's contribution up to 5 percent of the employee's salary. The Company's costs related to this plan totaled $595,000, $423,000 and $375,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

  STOCK-BASED COMPENSATION PLANS

     During 2000, the Board of Directors approved a "Stock Option in Lieu of Salary Program" for the Company's Chief Executive Officer. Under the terms of the program, the participant may annually elect to receive non-qualified stock options (with an exercise price equal to the closing stock price on the date of grant) in lieu of cash compensation with respect to his base salary and any bonus earned under the annual incentive compensation program. The number of options granted is determined utilizing the Black-Scholes valuation model as of the date of grant with a risk premium included. The participant made such election for 2001 and 2000 resulting in a total of 180,000 and 115,000 options being granted during 2001 and 2000, respectively (which includes bonuses earned under the annual incentive compensation program in both years).

     During 1995, the Board of Directors and shareholders approved the 1995 Long-Term Incentive Plan (the Incentive Plan). Under the Incentive Plan, a maximum of 10% of the total shares of Common Stock issued and outstanding may be granted to key executives and selected employees who are likely to make a significant

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES positive impact on the reported net income of the Company. The Incentive Plan is administered by a committee which determines, subject to approval of the Compensation Committee of the Board of Directors, the type of award to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The committee may grant stock options, stock appreciation rights, or stock and cash awards. Options granted to employees under the Incentive Plan vest 20% per year for a five year period or 33% per year for a three year period, have a maximum exercise life of three, five or ten years and, subject to certain exceptions, are not transferable.

     Effective May 12, 1998, the Company adopted a qualified, non-compensatory Employee Stock Purchase Plan ("ESPP"), which allows employees to acquire shares of common stock through payroll deductions over a six month period. The purchase price is equal to 85 percent of the fair market value of the common stock on either the first or last day of the subscription period, whichever is lower. Purchases under the plan are limited to 10 percent of an employee's base salary. Under this plan 38,849, 25,391 and 22,476 shares of common stock were purchased in the open market at a weighted average share price of $22.22, $21.55 and $12.19 during 2001, 2000 and 1999, respectively.

     The above plans are accounted for using APB Opinion No. 25, and therefore no compensation expense is recorded. If SFAS Statement No. 123 had been used for the accounting of these plans, the Company's pro forma net income for 2001, 2000 and 1999 would have been $25,879,000, $21,665,000 and $16,218,000, respectively, and the Company's pro forma diluted earnings per share would have been $0.79, $0.67 and $0.53, respectively. These pro forma results exclude consideration of options granted prior to January 1, 1995, and therefore may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: expected dividend yields of 0 percent; expected lives ranging from three to ten years, risk-free interest rate assumed to be 5.5 percent in 1999, 5.0 percent in 2000 and 4.5 percent in 2001, and expected volatility to be 59 percent in 1999, 62 percent in 2000 and 61 percent in 2001. The fair value of shares issued under the ESPP was based on the 15% discount received by the employees.

     All of the options outstanding at December 31, 2001, have exercise prices as follows: 97,554 shares at $3.95, 579,000 at $4.75, 108,520 shares at $10.28,
211,668 shares at $18.00, 119,508 shares at $18.06, 129,000 shares at $19.63,
297,000 shares at $21.88 and 636,996 shares ranging from $6.50 to $26.75 and a weighted average remaining contractual life of 3.98 years.

     Options granted in 1999 include 287,278 shares issued in connection with the August 1, 1999 acquisition of Aquatica, Inc., which provided for conversion of Aquatica employee stock options into Cal Dive stock options at the same ratio which Aquatica common shares were converted into Cal Dive common shares.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

     Options outstanding are as follows:

                               2001                   2000                   1999
                       --------------------   --------------------   --------------------
                                   WEIGHTED               WEIGHTED               WEIGHTED
                                   AVERAGE                AVERAGE                AVERAGE
                                   EXERCISE               EXERCISE               EXERCISE
                        SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                       ---------   --------   ---------   --------   ---------   --------
Options outstanding,
  beginning of year..  2,238,600    $11.34    1,957,208    $ 5.59    2,089,200    $4.70
Granted..............    589,000     21.84      810,420     19.26      477,938     6.04
Exercised............   (354,838)     9.43     (484,344)     4.24     (585,930)    3.42
Terminated...........   (293,516)    15.69      (44,684)     4.10      (24,000)    2.25
                       ---------    ------    ---------    ------    ---------    -----
Options outstanding,
  December 31........  2,179,246    $13.66    2,238,600    $11.34    1,957,208    $5.59
Options exercisable,
  December 31........    732,787    $ 8.97      518,308    $ 7.10      495,488    $4.30
                       =========    ======    =========    ======    =========    =====

12.  COMMON STOCK

     The Company's amended and restated Articles of Incorporation provide for authorized Common Stock of 120,000,000 shares with no par value per share.

     During the fourth quarter of 2001, CDI purchased 143,000 shares of its common stock for $2.6 million.

     In October 2000, the Board of Directors declared a two-for-one split of CDI's common stock in the form of a 100% stock distribution on November 13, 2000 to all holders of record at the close of business on October 30, 2000. All share and per share data in these financial statements have been restated to reflect the stock split.

     In September 2000, CDI completed a Secondary Stock Offering with Coflexip selling its 7.4 million shares of common stock at $26.31 per share. The over-allotment option was exercised resulting in the Company issuing 609,936 shares of common stock and receiving net proceeds of $14.8 million, and the Chief Executive Officer, selling 500,000 shares.

13.  BUSINESS SEGMENT INFORMATION

     The following summarizes certain financial data by business segment (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
Revenues--
  Subsea and salvage.................................  $163,740   $110,217   $128,435
  Natural gas and oil production.....................    63,401     70,797     32,519
                                                       --------   --------   --------
       Total.........................................  $227,141   $181,014   $160,954
                                                       ========   ========   ========
Income from operations--
  Subsea and salvage.................................  $ 21,705   $  2,368   $ 15,817
  Natural gas and oil production.....................    23,881     32,201      8,207
                                                       --------   --------   --------
          Total......................................  $ 45,586   $ 34,569   $ 24,024
                                                       ========   ========   ========

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
Net interest (income) expense and other--
  Subsea and salvage.................................  $    739   $    (63)  $   (264)
  Natural gas and oil production.....................       551        617       (585)
                                                       --------   --------   --------
          Total......................................  $  1,290   $    554   $   (849)
                                                       ========   ========   ========
Provision for income taxes--
  Subsea and salvage.................................  $  7,145   $    436   $  5,431
  Natural gas and oil production.....................     8,359     11,119      3,034
                                                       --------   --------   --------
          Total......................................  $ 15,504   $ 11,555   $  8,465
                                                       ========   ========   ========
Identifiable assets--
  Subsea and salvage.................................  $436,085   $301,416   $197,570
  Natural gas and oil production.....................    37,037     46,072     46,152
                                                       --------   --------   --------
          Total......................................  $473,122   $347,488   $243,722
                                                       ========   ========   ========
Capital expenditures--
  Subsea and salvage.................................  $131,062   $ 82,697   $ 60,662
  Natural gas and oil production.....................    20,199     12,427     16,785
                                                       --------   --------   --------
          Total......................................  $151,261   $ 95,124   $ 77,447
                                                       ========   ========   ========
Depreciation and amortization--
  Subsea and salvage.................................  $ 14,586   $ 11,621   $  9,459
  Natural gas and oil production.....................    19,947     19,109     11,156
                                                       --------   --------   --------
          Total......................................  $ 34,533   $ 30,730   $ 20,615
                                                       ========   ========   ========

  Three Months Ended March 31, 2002 (unaudited)

                                                                MARCH 31,
                                                                   2002
                                                                ---------
                                                              (IN THOUSANDS)
Identifiable Assets --
  Subsea and salvage........................................     $514,697
  Natural gas and oil production............................       40,765
                                                                 --------
                                                                 $555,462
                                                                 ========

     With respect to the first quarter of 2002, Canyon Offshore, Inc. (which is included in the subsea and salvage segment) generated revenues and gross profit of $8.2 million and $3.0 million, respectively, from the telecommunications industry. For the three months ended March 31, 2002, Canyon derived $6.8 million and $2.0 million of its revenues and gross profit, respectively, from Southeast Asia.

14.  SUPPLEMENTAL OIL AND GAS DISCLOSURES (UNAUDITED)

     The following information regarding the Company's oil and gas producing activities is presented pursuant to SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" (in thousands).

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

  CAPITALIZED COSTS

     Aggregate amounts of capitalized costs relating to the Company's oil and gas producing activities and the aggregate amount of related accumulated depletion, depreciation and amortization as of the dates indicated are presented below. The Company has no capitalized costs related to unproved properties.

                                                             AS OF DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
Gunnison capitalized costs...........................  $ 10,177   $     --   $     --
Proved developed properties being amortized..........    72,157     60,679     49,037
Less--Accumulated depletion, depreciation and
  Amortization.......................................   (54,482)   (35,835)   (19,530)
                                                       --------   --------   --------
     Net capitalized costs...........................  $ 27,852   $ 24,844   $ 29,507
                                                       ========   ========   ========

     Included in capitalized costs proved developed properties being amortized is the Company's estimate of its proportionate share of decommissioning liabilities assumed relating to these properties. As of December 31, 2001 and 2000, such liabilities totaled $29.3 million and $27.5 million, respectively, and are also reflected as decommissioning liabilities in the accompanying consolidated balance sheets.

  COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

     The following table reflects the costs incurred in oil and gas property acquisition and development activities during the years indicated:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
Proved property acquisition costs.......................  $ 4,350   $ 7,635   $22,610
Development costs.......................................   18,247     8,160     5,002
                                                          -------   -------   -------
  Total costs incurred..................................  $22,597   $15,795   $27,612
                                                          =======   =======   =======

  RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           2001      2000      1999
                                                          -------   -------   -------
Revenues................................................  $63,401   $70,797   $32,519
Production (lifting) costs..............................   13,236    12,432     9,433
Depreciation, depletion and amortization................   19,947    19,109    11,156
                                                          -------   -------   -------
Pretax income from producing activities.................   30,218    39,256    11,930
Income tax expenses.....................................    8,359    11,119     3,034
                                                          -------   -------   -------
Results of oil and gas producing activities.............  $21,859   $28,137   $ 8,896
                                                          =======   =======   =======

  ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

     Proved developed oil and gas reserve quantities are based on estimates prepared by Company engineers in accordance with guidelines established by the Securities and Exchange Commission. The Company's estimates of reserves at December 31, 2001, excluding Gunnison, have been reviewed by Miller and Lents, Ltd., independent petroleum engineers. Reserves attributable to Gunnison rely on the operator's estimate of proved reserves. The Company does not own a license to the geophysical data necessary for assessment of reserves and therefore, must rely on the operator's estimate of proved reserves. All of the Company's reserves are located in the United States. Proved reserves cannot be measured exactly because the estimation of

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES reserves involves numerous judgmental determinations. Accordingly, reserve estimates must be continually revised as a result of new information obtained from drilling and production history, new geological and geophysical data and changes in economic conditions.

     As of December 31, 1999, 337,500 Bbls. of oil and 284,800 Mcf. of gas were undeveloped. As of December 31, 2000, -0- Bbls. of oil and -0- Mcf. of gas of the Company's proven reserves were undeveloped. As of December 31, 2001, 6,829,000 Bbls. of oil and 35,525,000 Mcf. of gas were undeveloped, all of which is attributable to Gunnison.

                                                                OIL        GAS
                RESERVE QUANTITY INFORMATION                  (MBBLS.)   (MMCF.)
                ----------------------------                  --------   -------
Total proved reserves at December 31, 1998..................      70      22,434
  Revisions of previous estimates...........................   1,091      (2,392)
  Production................................................    (339)     (6,819)
  Purchases of reserves in place............................     888      17,218
  Sales of reserves in place................................      (8)     (5,060)
                                                               -----     -------
Total proved reserves at December 31, 1999..................   1,702      25,381
                                                               -----     -------
  Revisions of previous estimates...........................      24       3,024
  Production................................................    (739)    (14,959)
  Purchases of reserves in place............................      99       9,416
  Sales of reserves in place................................      (5)     (1,151)
                                                               -----     -------
Total proved reserves at December 31, 2000..................   1,081      21,711
                                                               -----     -------
  Revision of previous estimates............................     623       4,479
  Production................................................    (743)     (9,473)
  Purchases of reserves in place............................      53       1,644
  Sales of reserves in place................................      --         (22)
  Extensions and discoveries................................   6,844      35,597
                                                               -----     -------
Total proved reserves at December 31, 2001..................   7,858      53,936
                                                               =====     =======

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interest in proved oil and gas reserves as of December 31:

                                                        2001        2000       1999
                                                      ---------   --------   --------
Future cash inflows.................................  $ 261,613   $219,620   $101,686
  Future costs--
     Production.....................................    (46,031)   (42,608)   (30,550)
     Development and abandonment....................   (147,885)   (27,690)   (30,303)
                                                      ---------   --------   --------
Future net cash flows before income taxes...........     67,697    149,322     40,833
Future income taxes.................................    (24,223)   (57,018)   (16,191)
                                                      ---------   --------   --------
Future net cash flows...............................     43,474     92,304     24,642
Discount at 10% annual rate.........................    (22,029)   (14,591)    (1,799)
                                                      ---------   --------   --------
Standardized measure of discounted future net cash
  flows.............................................  $  21,445   $ 77,713   $ 22,843
                                                      =========   ========   ========

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

  CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves are as follows:

                                                         2001       2000       1999
                                                       --------   --------   --------
Standardized measure, beginning of year..............  $ 77,713   $ 22,843   $ 10,156
Sales, net of production costs.......................   (50,165)   (57,720)   (23,086)
Net change in prices, net of production costs........   (68,811)    87,427     15,968
Changes in future development costs..................    (2,421)    (3,695)    (1,227)
Development costs incurred...........................    18,247      8,160      5,002
Accretion of discount................................     3,013      3,785      1,537
Net change in income taxes...........................    30,192    (32,996)    (9,776)
Purchases of reserves in place.......................       433     48,229     31,309
Extensions and discoveries...........................    16,612         --         --
Sales of reserves in place...........................        20      2,021    (14,456)
Net change due to revision in quantity estimates.....     1,604     20,084      7,591
Changes in production rates (timing) and other.......    (4,992)   (20,425)      (175)
                                                       --------   --------   --------
Standardized measure, end of year....................  $ 21,445   $ 77,713   $ 22,843
                                                       ========   ========   ========

15.  REVENUE ALLOWANCE ON GROSS AMOUNTS BILLED

     The following table sets forth the activity in the Company's Revenue Allowance on Gross Amounts Billed for each of the three years in the period ended December 31, 2001 (in thousands):

                                                           2001      2000      1999
                                                          -------   -------   -------
Beginning balance.......................................  $ 1,770   $ 1,789   $ 1,335
Additions...............................................    6,875     4,535     1,923
Deductions..............................................   (4,383)   (4,554)   (1,469)
                                                          -------   -------   -------
Ending balance..........................................  $ 4,262   $ 1,770   $ 1,789
                                                          =======   =======   =======

     See Note 2 for a detailed discussion regarding the Company's accounting policy on the Revenue Allowance on Gross Amounts Billed. Approximately $1.8 million of such reserves at December 31, 2001 are related to the Enron Corporation bankruptcy.

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES

16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The offshore marine construction industry in the Gulf of Mexico is highly seasonal as a result of weather conditions and the timing of capital expenditures by the oil and gas companies. Historically, a substantial portion of the Company's services has been performed during the summer and fall months. As a result, historically a disproportionate portion of the Company's revenues and net income is earned during such period. The following is a summary of consolidated quarterly financial information for 2001 and 2000.

                                                      QUARTER ENDED
                                     -----------------------------------------------
                                     MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                     --------   -------   ------------   -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Fiscal 2001
  Revenues.........................  $58,482    $48,786     $51,570        $68,303
  Gross profit.....................   22,258     16,914      13,207         14,532
  Net income.......................   10,774      7,546       5,244          5,368
  Net income per share:
     Basic.........................      .33        .23         .16            .17
     Diluted.......................      .33        .23         .16            .16
Fiscal 2000
  Revenues.........................  $40,109    $39,901     $49,707        $51,297
  Gross profit.....................    8,397     10,418      17,186         19,368
  Net income.......................    3,214      3,660       7,686          8,766
  Net income per share:
     Basic.........................      .10        .12         .24            .27
     Diluted.......................      .10        .11         .24            .27

17.  SUBSEQUENT EVENTS (UNAUDITED)

  CANYON OFFSHORE, INC. ACQUISITION

     In January 2002, CDI purchased Canyon Offshore, Inc. (Canyon), a supplier of remotely operated vehicles (ROVs) and robotics to the offshore construction and telecommunications industries. CDI purchased approximately 85% of Canyon's stock for cash of $52.9 million, the assumption of $9.0 million of Canyon debt (offset by $3.1 million of cash acquired) and 181,000 shares of CDI common stock (143,000 shares of which were purchased by the Company during the fourth quarter of 2001). Cal Dive committed to purchase the remaining 15% for cash at a price to be determined by Canyon's performance during the years 2002 through 2004, a portion of which could be compensation expense. These remaining shares have been classified as redeemable stock in subsidiary in the accompanying balance sheet and will be adjusted to their estimated redemption value at each reporting period prior to redemption based on Canyon's performance. The acquisition was accounted for as a purchase with the acquisition price allocated to the assets acquired and liabilities assumed based upon their estimated fair values, with the excess being recorded as goodwill, which totaled approximately $45.1 million. The allocation of the purchase price to the fair market value of the net assets acquired in the Canyon acquisition are based on preliminary estimates of fair market values and may be revised when additional information concerning asset and liability valuation is obtained; however, management does not anticipate the adjustments, if any, will have a material impact on the Company's results of operations or financial position.

  OFFSHORE PROPERTY ACQUISITION

     In April 2002, ERT agreed to acquire a 100% interest in East Cameron Block 374, including existing wells, equipment and improvements. The property, located in 425 feet of water, is jointly owned by Murphy Exploration & Production Company and Callon Petroleum Operating Company. Terms include a cash payment to reimburse the owners for the inception-to-date cost of the subsea wellhead and umbilical, and an overriding royalty interest in future production. Cal Dive plans to complete the temporarily abandoned number

                 CAL DIVE INTERNATIONAL, INC., AND SUBSIDIARIES one well and perform a subsea tie-back to host platform. The cost of completion and tie-back is estimated at $7 million with first production expected in September 2002.

                         [CHART OF VESSEL CAPABILITIES]

                         [CAL DIVE INTERNATIONAL LOGO]